SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ✓                  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____                       No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding renewal of continuing connected transactions and discloseable transactions of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on September 7, 2015.

Announcement

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ACTION

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Petroleum & Chemical Corporation, you should at once hand this circular together with the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for delivery to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of China Petroleum & Chemical Corporation and is not an offer to sell or a solicitation of an offer to buy any securities. Any sale of China Petroleum & Chemical Corporation’s securities in the United States will be made only by means of a prospectus relating to such securities.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
AND DISCLOSEABLE TRANSACTIONS

Independent Financial Adviser to the
Independent Board Committee and Independent Shareholders

Sinopec Corp. will hold the EGM at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing on Friday, 23 October at 9 a.m., and the notice of the EGM is set out in this circular. A form of proxy for use in connection with the EGM is enclosed herewith. Whether or not you are able to attend the EGM, you are requested to complete and return the relevant forms of proxy enclosed herewith in accordance with the instructions printed thereon as soon as possible and in any event not less than 24 hours before the time appointed for holding the EGM. Completion and return of the forms of proxy shall not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

7 September 2015

CONTENTS

Page

Definitions			1

Letter from the Board			6

1.	Introduction		6

2.	Renewal of Continuing Connected Transactions		7

	2.1	Background	7

	2.2	Historical Figures and Existing Caps	19

	2.3	Estimated Cap Amounts of the Continuing Connected Transactions	20

	2.4	The HK Listing Rules and the SH Listing Rules Requirements	25

	2.5	Reasons for the Continuing Connected Transactions	26

	2.6	Approval by the Board and Independent Shareholders	26

	2.7	General Information	27

3.	Recommendation		28

4.	Extraordinary General Meeting		28

Letter from the Independent Board Committee			30

Letter from ABCI			32

Appendix — General Information			62

Notice of Extraordinary General Meeting			67

DEFINITIONS

In this circular, unless otherwise indicated in the context, the following expressions have the meaning set out below:

“ABCI” or “Independent Financial Adviser”
ABCI Capital Limited, a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance), has been appointed as Independent Financial Adviser to advise the Independent Board Committee and Independent Shareholders in respect of the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Independent Financial Adviser will also advise on the duration of the Land Use Rights Leasing Agreement, the SPI Fund Document and the Properties Leasing Agreement with a term of more than three years;

“amended Continuing Connected Transactions Agreements”
collectively refer to the Mutual Supply Agreement and Cultural, Educational, Hygiene and Community Services Agreement amended by the Continuing Connected Transactions Fourth Supplemental Agreement dated 26 August 2015;

“amended Mutual Supply Agreement”	the Mutual Supply Agreement amended by the Continuing Connected Transactions Fourth Supplemental Agreement dated 26 August 2015;

“associates”	has the meaning under the HK Listing Rules;

“Board”	the board of directors of Sinopec Corp.;

“China Petrochemical Corporation”	China Petrochemical Corporation, being the controlling shareholder of Sinopec Corp.;

“Company”	Sinopec Corp. and its subsidiaries;

“Computer Software Licence Agreement”	the computer software licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain computer software of the Sinopec Group;

“Continuing Connected Transactions”	the transactions under the Exempted Continuing Connected Transactions, the Non-Major Continuing Connected Transactions and the Major Continuing Connected Transactions;

“Continuing Connected Transactions Third Supplemental Agreement”	the agreement dated 24 August 2012 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Continuing Connected Transactions Fourth Supplemental Agreement”	the agreement dated 26 August 2015 entered into between Sinopec Corp. and China Petrochemical Corporation regarding the amendments of the terms of the Continuing Connected Transactions;

“Cultural, Educational, Hygiene and Community Services Agreement”
the cultural, educational, hygiene and community services agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of, inter alia, certain cultural, educational, hygiene and community services by the Sinopec Group to the Company;

“Directors”	the directors of Sinopec Corp.;

“EGM”
the first extraordinary general meeting of 2015 of Sinopec Corp. to be held for Independent Shareholders of Sinopec Corp. to consider and approve the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and, also in accordance with the requirements of the SH Listing Rules, the Non-Major Continuing Connected Transactions (including the relevant proposed caps);

“Exempted Continuing Connected Transactions”	the transactions contemplated under the Intellectual Property Licence Agreements;

“HK Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Independent Board Committee”	an independent board committee of the Board comprising all the independent non-executive Directors, namely Jiang Xiaoming, Andrew Y. Yan, Tang Min and Fan Gang;

“Independent Shareholders”	the shareholders of Sinopec Corp. other than China Petrochemical Corporation and its associates;

“Intellectual Property Licence Agreements”	the Trademarks Licence Agreement, the Computer Software Licence Agreement and the Patents and Proprietary Technology Licence Agreement;

“Land Use Rights Leasing Agreement”	the land use rights leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain land use rights by the Sinopec Group to the Company;

“Land Use Rights Leasing (Additional) Agreement”	the land use rights leasing agreement dated 22 August 2003 regarding the leasing of certain land use rights by the Sinopec Group to the Company;

“Land Use Rights Leasing Agreement Amendment Memo”	the memo dated 22 August 2008 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Second Amendment Memo”	the memo dated 21 August 2009 regarding the amendments to the Land Use Rights Leasing Agreement;

“Land Use Rights Leasing Agreement Third Amendment Memo”	the memo dated 24 August 2012 regarding the amendments to the Land Use Rights Leasing Agreement;

“Latest Practicable Date”	6 September 2015;

“Major Continuing Connected Transactions”
the transactions relating to the sales, purchases of the products and services and deposit of money under the Mutual Supply Agreement, subject to the Independent Shareholders´ approval under the HK Listing Rules and SH Listing Rules;

“Ministry of Finance”	the Ministry of Finance of the PRC;

“Mutual Supply Agreement”
the mutual supply agreement dated 3 June 2000 and the supplemental agreement dated 26 September 2000 (as amended) regarding the provision of a range of products and services from time to time (1) by the Sinopec Group to the Company; and (2) by the Company to the Sinopec Group;

“Non-Major Continuing Connected Transactions”
the continuing connected transactions contemplated under the SPI Fund Document, the Land Use Rights Leasing Agreement, the Cultural, Educational, Hygiene and Community Services Agreement and the Properties Leasing Agreement;

“Patents and Proprietary Technology Licence Agreement”
the patents and proprietary technology licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain patents and proprietary technology of the Sinopec Group;

“PRC” or “China”	the People´s Republic of China, for the purpose of this circular, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan;

“Properties Leasing Agreement”	the properties leasing agreement dated 3 June 2000 (as amended) regarding the leasing of certain properties by the Sinopec Group to the Company;

“Renewal of Continuing Connected Transactions”	Renewal of the Continuing Connected Transactions in respect of 2016 to 2018;

“Renewal of Major Continuing Connected Transactions”	Renewal of the Major Continuing Connected Transactions in respect of 2016 to 2018;

“RMB”	the lawful currency of the PRC;

“SH Listing Rules”	the Share Listing Rules of Shanghai Stock Exchange;

“Shanghai Stock Exchange”	the Shanghai Stock Exchange;

“Shareholders”	the shareholders of Sinopec Corp.;

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability;

“Sinopec Group”
China Petrochemical Corporation, its subsidiaries and its associates (other than the Company but, for the purpose of the Continuing Connected Transactions Fourth Supplemental Agreement, except for Sinopec Corp’s subsidiaries in which China Petrochemical Corporation, its subsidiaries, and its associates have a direct equity interest of at least 10%);

“SPI Fund Document”	Safety Production Insurance Fund Document, a document jointly issued in 1997 by the Ministry of Finance of the PRC and the ministerial level enterprise of China Petrochemical

Corporation and its associates before the industry reorganisation in 1998 (Cai Gong Zi 1997 No. 268) relating to the payment of insurance premium by Sinopec Corp. to the China Petrochemical Corporation. Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium. Each time Sinopec Corp. shall pay a maximum of 0.2% of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months; after China Petrochemical Corporation has received the premium from Sinopec Corp., the China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (“Refund”). The Refund would be 17% of the paid premium if Sinopec Corp. failed to pay the semi-annual premium on time. The Refund is used by Sinopec Corp. in the following manner: 60% shall be used in dealing with accidents and potential risks and safety measures; 20% shall be used in safety education and training and 20% shall be used in preventing major accidents and potential risks and as awards to units and individuals who have made a contribution to safety production;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Sinopec Century Bright”	Sinopec Century Bright Capital Investment Limited, a wholly-owned subsidiary of China Petrochemical Corporation;

“Sinopec Finance”	Sinopec Finance Co., Ltd, a subsidiary of China Petrochemical Corporation jointly established with Sinopec Corp.; and

“Trademarks Licence Agreement”	the trademarks licence agreement dated 3 June 2000 (as amended) regarding the granting of licence by the Sinopec Group to the Company to use certain trademarks of the Sinopec Group.

LETTER FROM THE BOARD

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Non-Executive Directors:
Wang Yupu

Executive Directors:
Li Chunguang
Zhang Jianhua
Wang Zhigang
Dai Houliang
Zhang Haichao
Jiao Fangzheng

Independent Directors:
Jiang Xiaoming
Andrew Y.Yan
Tang Min
Fan Gang
Registered Office: 22 Chaoyangmen North Street Chaoyang District Beijing 100728 The People’s Republic of China

7 September 2015

To the Shareholders

Dear Sir or Madam,

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS

1.	Introduction

On 26 August 2015, Sinopec Corp. announced that it had signed the Continuing Connected Transaction Fourth Supplemental Agreement and proposed to continue the Continuing Connected Transactions with Sinopec Group. The Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and Non-Major Continuing Connected Transactions (including the relevant proposed caps) are subject to the Independent Shareholders’ approval.

Reference is made to the announcement made by Sinopec Corp. on 26 August 2015 on the Renewal of Continuing Connected Transactions.

The purpose of this circular is to provide you with further information in relation to the Renewal of Continuing Connected Transactions, the recommendation from the Independent Board Committee and the recommendation from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

2.	Renewal of Continuing Connected Transactions

2.1	Background

Reference is made to Sinopec Corp.’s circular dated 24 August 2012 in relation to the Continuing Connected Transactions between the Company and the Sinopec Group. At the first extraordinary general meeting of 2012, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ending 31 December 2015 for the Major Continuing Connected Transactions and the Non-major Continuing Connected Transactions.

Sinopec Corp. anticipates that the Continuing Connected Transactions with the Sinopec Group will continue after 31 December 2015.

In respect of the Continuing Connected Transactions commencing from 1 January 2016, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Fourth Supplemental Agreement on 26 August 2015, pursuant to which amendments were made to the terms of certain Continuing Connected Transactions. Set out below are the summaries of the amended Continuing Connected Transactions Agreements and the transactions contemplated thereunder:

The Continuing Connected Transactions are summarised below:

(1)	Mutual Supply Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a mutual supply agreement on 3 June 2000 and the Continuing Connected Transactions Third Supplemental Agreement on 24 August 2012, term of which will expire on 31 December 2015. Pursuant to the Continuing Connected Transactions Fourth Supplemental Agreement dated 26 August 2015, the term of the amended Mutual Supply Agreement is extended to 31 December 2018. The following transactions are contemplated under the Mutual Supply Agreement:

(a)
The products and services which are contemplated to be supplied by the Company, including: crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal and steel; water, electricity, gas, heat, measurements, quality inspection, provision of other related or similar products and services and guarantee.

(b)	The products and services which are contemplated to be acquired by the Company, including:

(i)
Supply: fresh water, chemical water, recycled water, industrial air, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, (including crude oil and natural gas from overseas) and other related or similar products and services.

(ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(iii)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, projects supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(iv)
Others: deposits in and loans from finance institutions, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

Specifically, the financial services which the Company will acquire from Sinopec Group includes the followings:

a.	Deposits in Sinopec Group´s financial institutions in settlements process. The annual caps for such transactions have been proposed on page 23 of this circular;

b.
Loan from Sinopec Group. As such loans will be on normal commercial terms, such transactions would be fully exempted continuing connected transactions. The amount of such loans is far more larger than the amount of deposits in item (a) above; and

c.
Loan guarantees provided by Sinopec Group to the Company. As the Company does not provide any securities in connection with such guarantees, such transactions would be fully exempted continuing connected transactions.

Apart from a-c above, the Company does not acquire any other financial services from Sinopec Group.

The transactions conducted thereunder shall be priced in accordance with the following terms:

(a)	government-prescribed price;

(b)	where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

In particular:

i. Government prescribed price (including government-guidance price)

Applicable to gasoline, diesel, nature gas, liquefied gas, water supply, electricity supply and heating supply (plus diversion costs in respect of water, electricity and heating supply).

The government pricing for different products and services is determined based on the following:

Types of product/service with government-prescribed price	Primary basis for price determination

Refined oil products (i.e., gasoline and diesel)
According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No.624) （《國家發展改革委關於進一步完善成品油價格形成機制的通知》(發改價格[2013]624號)） issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-prescribed price; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline and jet fuel, shall be government-prescribed price. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline. The price adjustment for refined oil products is subject to the documents issued by the relevant national competent authorities of for pricing.

Natural gas
According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No.1246) (《國家發展改革委關於關於調整天然氣價格的通知》（發改價格[2013]1246號）) issued by the National Development and Reform Commission on 28 June 2013, the adjustment to the natural gas price is part of the gate station process, and the gate station price is subject to government-prescribed prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government. On March 2015, the National Development and Reform Commission released the Circular on Adjustment of the Price of Natural Gas for Non-residents (Fa Gai Jia Ge [2015] No.351) (《國家發展改革委關於理順非居民用天然氣價格的通知》(發改價格[2015])351號) to unify the natural gas price, according to which the maximum natural gas price for fertilizer use can be raised by RMB0.2 per cubic meter while the station gate price for direct users shall be determined by the supplying and requisitioning party directly, with the gas price for residential users remaining unchanged. The price adjustment for natural gas is subject to the documents issued by the relevant national competent authorities for pricing.

Water supply	Subject to the regulations of the relevant local government authorities of commodity.

Electricity supply
Subject to the government-prescribed price which plus diversion cost for transferring power supply and the Circular of the National Development and Reform Commission on Reducing the On-Grid Price for Coal-fired Power and Electricity Prices for Industrial and Commercial Use (Fa Gai Jia Ge〔2015〕No.748) (《國家發展改革委關於降低燃煤發電上網電價和工商業用電價格的通知》 (發改價格〔2015〕748號)).

Heating supply	Subject to the regulations of the relevant local government authorities of commodity.

ii. Relevant market price (including tender price)

Applicable to crude oil, refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil, etc.), chemical products, coal, asset leasing, machinery maintenance, transportation, warehousing, material procurement, etc.

The relevant market price for each of the products is determined as per below:

Crude oil: the relevant market price of crude oil is determined with reference to crude oil quoted prices on international markets, such as Brent, Dubai and/or Oman.

Refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil): the relevant market price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market; the relevant market price of light chemical feedstock is determined in accordance with the CIF cum tax price for naphtha imports from Japan and Singapore markets; the relevant market price of lubricant is determined by referring to the quotations on the relevant domestic price websites for lubricant; the relevant market price of heavy oil is determined in accordance with the CIF cum tax price for imports of 180C heavy oil from Singapore market. Such product prices in Singapore and Japan markets are publicly available.

Chemical products: The relevant market price is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

Coal: The market price is determined through price enquiry and comparison on the relevant price websites and by tender through the e-commerce system in accordance with the type of coal and the quality requirements.

Asset leasing, machinery repairs, transportation, warehousing and materials procurement, etc.: The relevant market price is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

The Company has established procedures and internal control system for pricing and terms of the continuing connected transactions. Please refer to pages 17-19 of this circular.

iii. Agreed price (determined as reasonable cost incurred plus reasonable profit*)

Applicable to steam, industrial water, industrial air, hydrogen, nitrogen, oxygen and other utility products. Prices for connected transactions are determined as reasonable cost plus reasonable profit. Reasonable cost mainly refers to the comparable average cost of similar enterprises in proximity and reasonable profit margin is determined with reference to bank lending rates. For products and services with prices determined by agreement, the supplier will provide a cost list, the purchaser will conduct comparison with the comparable average cost of similar enterprises in the neighbouring areas or the cost of same type of products of the Company to determine the reasonable cost for ascertaining the price of connected transaction. The price of connected transaction once determined and signed, shall not be changed by one party voluntarily.

iv. For some special products or services, the following pricing principles are adopted:

For drilling, well logging and other petroleum engineering services related transaction prices for connected transactions are determined, via public tendering** with reference to design budget and commissioned construction work content, which are depended on the geological block, well type, depth of well; price is determined based on professional fixed unit price of Petroleum Engineering published by Sinopec Group*** if no public tendering has been made. For engineering design, construction and installation of building and inspection and maintenance projects, via public tendering with reference to the unit price of project budget and pricing standards set by relevant government department or Sinopec Group.

The deposit services provided by Sinopec Finance shall be provided at prices determined in accordance with the relevant interest rate as promulgated by the People’s Bank of China. For deposit services provided by Sinopec Century Bright, prices are determined not less favourable to the Company than those provided by independent third parties.

(2)	Land Use Rights Leasing Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a land use rights leasing agreement on 3 June 2000, the Land Use Rights Leasing Agreement Third Amendment Memo on 24 August 2012, pursuant to which, members of the Sinopec Group agreed to lease to the

*	6% or less of such cost.

**
The Company has established a tender management committee (or special group) for sending bidding invitations to qualified suppliers to participate in public tender or invitation tender according to the specific conditions of the project, and observes the principles of openness, fairness, economy, safe protection and timely supply in evaluating the tenders submitted by adopting the lowest bid price method or comprehensive evaluation method to determine the specific supplier.

***
The preparation method and composition of professional fixed unit price of Petroleum Engineering is determined in accordance with the industry pricing rules. Sinopec Corp. has taken the lead in formulating the professional fixed unit price of Petroleum Engineering published by Sinopec Group. The values used in pricing a project are determined in accordance with factors such as zone plots of different geological conditions, well types, well depth and the level of average advanced cost.

Company certain parcels of land with an area of approximately 417,800,000 square metres. The parcels of land leased will mainly be used for main production facilities, ancillary production facilities of the Company and certain petrol stations operated by Sinopec Corp.

The parcels of land leased can be divided into the following two types

(i)	Authorised land for operation; and

(ii)	Assigned land.

The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Regarding authorised land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for a term of 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of the Sinopec Group shall, upon receipt of the said notice and before the expiration of the term of the lease, make best efforts to obtain all the government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the lease.

The Land Use Rights Leasing Agreement will continue to be effective regardless whether the relevant annual caps for the transactions contemplated thereunder are approved by the Company´s Independent Shareholders. However, if the relevant annual caps are voted down by the Independent Shareholder at the general meetings, the Company would not be able to conduct the transactions contemplated under the Land Use Rights Leasing Agreement to the extent that such amount will be subject to shareholders´ approval under the SH Listing Rules and/or the HK Listing Rules.

The Independent Financial Adviser has assessed the duration of lease term for 40 or 50 years, whether it is normal business practice that has commercial justification and whether it is necessary for the Company to pursue its long term business development based on the following factors:

(a)
The Independent Financial Adviser has discussed with the Company’s management on the rationale for the duration of the Land Use Rights Leasing and the Independent Financial Adviser understands that the relevant land leases are of material significance to the Company’s operation. Therefore having entered into the long lease term is to the benefit of the Company and would minimize any potential disruption to the Company’s business operations arising from the expiry of a short lease term;

(b)
The IFA believes that the certain assets of the Company are located on the land leased from Sinopec Group, and the continued operation of such assets would depend on the Company’s ability to continue to lease the relevant land;

(c)
According to the Land Use Rights Leasing Agreement, the revised rent shall be determined with reference to local market price and shall not be higher than the average prevailing market rent as confirmed by an independent valuer; and

(d)	According to the Land Use Rights Leasing Agreement, the Company may, by giving six months’ written notice, terminate the lease of all or part of the leased lands.

The Independent Financial Adviser carried out researches from publicly available information source on other land use rights leases, and the Independent Financial Adviser is of the view that from commercial aspects, Land Use Rights Leasing Agreement and the Land Use Rights Leasing Agreement Amendment Memo with such duration is necessary for the Company’s long term development. Hence the Independent Financial Adviser concurs with the Company’s management that entering into the Land Use Rights Leasing Agreement and the Land Use Rights Leasing Agreement Amendment Memo for a period exceeding three years is of normal business practice.

(3)	Cultural, Educational, Hygiene and Community Services Agreement

China Petrochemical Corporation and Sinopec Corp. entered into a cultural, educational, hygiene and community services agreement on 3 June 2000 and further entered the Continuing Connected Transactions Third Supplemental Agreement on 24 August 2012, the term of which will expire on 31 December 2015. Pursuant to the Continuing Connected Transactions Fourth Supplemental Agreement dated 26 August 2015, the term of the Cultural, Educational, Hygiene and Community Services Agreement was extended to 31 December 2018. The following services are contemplated to be acquired by the Company under the Cultural, Educational, Hygiene and Community Services Agreement:

(a)
Culture, educational and hygiene services: education and training centres, cadre schools, technical universities, technical schools, staff polytechnic schools, medical care and sanitation, culture and physical education, newspapers and magazines, broadcasting and television, printing and other related or similar services.

(b)
Community services: living services (including management centres), property management, environmental sanitation, greening, nurseries, kindergartens, sanatoriums, canteens, collective quarters, public transport, resignation and retirement management, settlement of land occupiers, re-employment service centres and other related or similar services.

The charges of cultural, educational, hygiene and community services is determined in accordance with the audited costs actually incurred in cultural, educational, hygiene and community services provided by the Sinopec Group in 2012, and shared between the Company and Sinopec Group in accordance with factors such as the number of employees.

(4)	Safety Production Insurance Fund (the “SPI Fund”)

With the approval of the Ministry of Finance, China Petrochemical Corporation has established the SPI Fund. The SPI Fund currently provides property insurance cover on the operations of the Company.

Under the SPI Fund Document, Sinopec Corp. is required to pay twice a year an insurance premium amounting to a maximum of 0.2% (a statutory requirement by the PRC Government) of the historical value of the fixed assets and the average month-end inventory value for the previous six months of the Company. The establishment of the SPI Fund was approved by the State Council and the SPI Fund Document was issued by Ministry of Finance. The SPI Fund document is continued to be effective unless otherwise indicated by the State Council or Ministry of Finance. Any amendment or execution of supplemental agreement to the SPI Fund Document shall be approved by the Ministry of Finance.

After the receipt by China Petrochemical Corporation of the premium from Sinopec Corp., China Petrochemical Corporation will refund 20% of the paid premium to Sinopec Corp. if Sinopec Corp. pays the semi-annual premium on time according to the SPI Fund Document (the “Refund”). The Refund would equal to 17% of the paid premium if Sinopec Corp. fails to pay the semi-annual premium on time. The Refund shall be used by Sinopec Corp. in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and as rewards to units and individuals who have made a special contribution to safety production.

As mentioned above, the establishment of the SPI Fund was approved by the State Council and the SPI Fund Document was issued by Ministry of Finance. The SPI Fund document is continued to be effective unless otherwise indicated by the State Council or Ministry of Finance. Any amendment or execution of supplemental agreement to the SPI Fund Document must be approved by the Ministry of Finance. It is impracticable to request the Ministry of Finance to renew the SPI Fund Document every three years in accordance with the requirement of the HK Listing Rules. As such, the IFA is of the view that it is normal business practice for the SPI Fund Document with a term exceeding three years.

(5)	Properties Leasing Agreement

On 3 June 2000, China Petrochemical Corporation and Sinopec Corp. entered into a properties leasing agreement of which term commenced on 1 January 2000. Properties leased shall mainly be used for ancillary production facilities, offices premises and petrol stations operated by the Company. Under the Properties Leasing Agreement, members of the Sinopec Group have agreed to lease to the Company certain properties. The rent payable under the Properties Leasing Agreement is based on factors including the area of the properties involved, their locations and the nature and purpose of use of the properties. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer. Property taxes, land use fees and other statutory taxes or fees in relation to the properties shall be borne by the Sinopec Group.

The properties have been leased by the Sinopec Group to the Company for a term of 20 years since 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them written notice six months before the expiry of the lease.

If China Petrochemical Corporation proposes to sell to a third party a property which has been leased to the Company, Sinopec Corp. shall have a pre-emptive right to purchase such property under the same terms.

The Properties Leasing Agreement will continue to be effective regardless whether the relevant annual caps for the transactions contemplated thereunder are approved by the Company´s Independent Shareholders. However, if the relevant annual caps are voted down by the Independent Shareholder at the general meeting, the Company would not be able to conduct the transactions contemplated under the Properties Leasing Agreement to the extent that such amount will be subject to shareholders´ approval under the SH Listing Rules and/or the HK Listing Rules.

The Independent Financial Adviser is of the opinion that it is fair and reasonable and is normal business practice for Properties Leasing Agreement with a leasing term of 20 years, based on the following reasons:

(a)
the Independent Financial Adviser believes that the long lease term is to the benefit of the Company and would help to minimize any potential disruption to the Company’s business operations arising from the expiry of a short lease term;

(b)
as certain assets of the Company are located on the buildings leased from Sinopec Group, and the continued operation of such assets would depend on the Company’s ability to continue to lease the relevant buildings;

(c)	based on the Properties Leasing Agreement, the rent may be reviewed once a year and any such revised rent shall not be higher than the prevailing market rent; and

(d)	according to the Properties Leasing Agreement, the Company may, by giving six months’ written notice, terminate the lease of all or part of the leased properties.

(6)	Intellectual Property Licence Agreements

Sinopec Corp. and China Petrochemical Corporation entered into the Intellectual Property Licence Agreements on 3 June 2000. Each of the Intellectual Property Licence Agreements is for a term of 10 years commencing from 1 January 2000. On 21 August 2009, Sinopec Corp. and China Petrochemical Corporation entered into the Continuing Connected Transactions Second Supplemental Agreement, pursuant to which the term of each of the Intellectual Property License Agreements is extended to 31 December 2019.

While the intellectual property rights under the Intellectual Property License Agreements are granted to the Company at no cost, Sinopec Corp. shall, before 31 December of each year, pay to China Petrochemical Corporation all such expenses which China Petrochemical Corporation has paid in the relevant year according to the relevant laws and regulations for maintaining the validity of the relevant trademarks, patents and computer software.

Procedures and Internal Control System for Pricing and Terms of the Continuing Connected Transactions

The Company has established a series of procedures and internal control measures in order to ensure that the pricing mechanism and terms of the transactions are fair and reasonable and no less favourable than the terms provided by any independent third party, so as to ensure that they serve the interest of the Company and its Shareholders as a whole. Such procedures and internal control measures mainly include:

(1)	The transactions contemplated under the connected transactions agreements are conducted on a non-exclusive basis.

(2)
As for the procurement and/or provision of products or services with Sinopec Group, according to the Company’s internal rules and regulations, if absent the government-prescribed price or government-guided price, the Company seeks to obtain information about market price through various channels, for examples, considering at least two comparable transactions with the independent third parties for the same period, transactions among independent third parties for the same period, conducting market price research through various independent industry information vendors (e.g., industry websites), and participating in activities organized by leading industry organisations. Market price information obtained through these channels above is provided to relevant departments and subsidiaries of Sinopec Corp. to assist in pricing of relevant continuing connected transactions. Such price is determined by the contracting parties (i.e., the subsidiaries of Sinopec Corp. on the one hand and the subsidiaries of China Petrochemical Corporation on the other hand) on normal commercial terms by reference of the information obtained as mentioned above . For products and services with agreed prices, the supplier provides a cost list and the purchaser conducts comparison with the comparable average cost of similar enterprises in the neighbouring areas or the cost of same type of products to determine the reasonable cost for ascertaining the price of connected transaction. As to the Company, such price is subject to the approval of the financial department of Sinopec Corp. The price of connected transactions once determined and signed, shall not be changed by one party voluntarily.

(3)
For the provision of products or services by Sinopec Group to the Company, the Company will request suppliers, including Sinopec Group and other independent suppliers, to provide price quotations in respect of the requested services or products. Following the receipt of quotations, the Company compares and negotiates the terms of quotations with these suppliers, and determine the selection of suppliers by taking into account factors such as price quotations, quality of the products and services, particular needs of the transactional parties, technical advantages of the supplier, ability of the suppliers in meeting delivery schedules and to continuously provide products and services, and qualification and relevant experiences of the suppliers.

(4)
The Company’s internal control and risk management departments conduct scheduled internal assessments on the internal control measures of the Company on an annual basis, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Further, the legal and contract management departments conduct prudent review of the connected transaction contracts, the departments implementing the relevant contracts monitor the transactional amounts in a timely manner.

(5)
The Company implemented connected transactions in accordance with the internal control process, and reviews the accounting statements on connected transactions submitted by relevant subsidiaries on a monthly basis. Review and analysis are conducted on the connected transaction statements and price implementation on quarterly basis to prepare an analysis report on the implementation status of connected transactions and to recommend improvement measures for any issues identified.

(6)
The Board reviews the implementation of the continuing connected transactions on an annual basis and reviews the financial report which consists of the implementation of the continuing connected transactions on a half-yearly basis on matters mainly include: whether the Company and relevant connected person performed the continuing connected transaction agreement during the relevant period; whether the actual transaction amount incurred within the annual caps as approved at the general meeting. The independent non-executive directors report to the Shareholders´ meeting on an annual basis on their performance of duties. Such report includes opinions on (i) whether the actual transaction amount incurred within the annual caps as approved at the general meeting; (ii) whether the continuing connected transactions are performed pursuant to the agreements; and (iii) whether the continuing connected transactions are fair and reasonable and in the interests of the Shareholders of Sinopec Corp. as a whole.

(7)
The Supervisory Committee of the Company supervises the matters relating to the continuing connected transactions. It reviews the annual financial report and interim financial report which consist of the implementation of the continuing connected transactions on an annual basis. It also reviews the domestic and overseas compliance of the connected transactions, whether the prices are fair and reasonable and whether there is any acts which are detrimental to the interests of the Company and the Shareholders.

(8)
The Audit Committee reviews the annual report, annual financial report, interim report and the interim financial report which consist of the implementation of the continuing connected transactions and opine on the connected transactions during the relevant periods on matters mainly include the fairness of the connected transactions and whether the actual transaction amount incurred are within the annual caps.

(9)
The external auditor of the Company conducts interim and year-end audit for each financial year, issues his opinion and letter to the Board in relation to the implementation of the pricing policies and whether the actual connected transaction amount incurred is within the annual caps during the preceding year pursuant to the HK Listing Rules and submits the same to the Stock Exchange.

By implementing the above internal control measures and procedures, the Directors consider that the Company has established sufficient internal control measures to ensure the pricing basis of the connected transactions agreements will be on market terms and on normal commercial terms and will be fair and reasonable to the Company and the Shareholders as a whole.

2.2	Historical Figures and Existing Caps

The historical figures for the past two financial years and the six months ended 30 June 2015 and existing caps of the above Continuing Connected Transactions are set out below:

Historical Figures for
Transactions	Caps for 2015	2013	2014	the six months ended 30 June 2015

Mutual Supply Agreement
(i) Annual revenue generated by the Company for the sale of products and services (except provision of guarantee) to the Sinopec Group	RMB179.2 billion	RMB93.741 billion	RMB98.485 billion	RMB35.059 billion
(ii) Annual expenditures of the Company for the purchase of products and services (except financial services) from the Sinopec Group	RMB257.2 billion	RMB141.839 billion	RMB117.198 billion	RMB34.380 billion
(iii) The maximum daily amount of deposits (including accrued interests)	RMB38 billion	RMB16.099 billion	RMB18.693 billion	RMB31.2 billion

Land Use Rights Leasing Agreement
Annual rent payable by the Company	RMB10.8 billion	RMB10.373 billion	RMB10.531 billion	RMB5.313 billion

Cultural, Educational, Hygiene and Community Services Agreement
Annual expenditures of the Company for the purchase of services from the Sinopec Group	RMB6.8 billion	RMB6.755 billion	RMB6.753 billion	RMB3.266 billion

SPI Fund Document
Annual premium payable by the Company	RMB3.3 billion	RMB2.255 billion	RMB1.770 billion	RMB0.597 billion

Properties Leasing Agreement
Annual rent payable by the Company	RMB730 million	RMB491 million	RMB497 million	RMB226 million

Note:

1.	The maximum daily amount of deposits (including accrued interests) refers to the maximum amount of deposits (including accrued interests) at any point of time during a day;

As at the date of this circular, none of the above annual caps had been exceeded.

2.3	Estimated Cap Amounts of the Continuing Connected Transactions

Sinopec Corp. estimates the annual caps for the applicable Continuing Connection Transactions for the years from 2016 to 2018 to be as follows:

Major Continuing Connected Transactions

(1)
Taking into account the historical figures, material uncertainties such as possible price fluctuation in raw materials and products such as crude oil, natural gas, refined oil products and petrochemical products in the next three years, the increase in the size of crude oil commercial reserves in future, commencement of new business mode, and taking into account the importance of the revenues which will be generated by the Company through the provision of products and services to the Sinopec Group under the Mutual Supply Agreement, the Directors are of the view that flexibility should be built into the caps for such transactions. The proposed caps for the transactions regarding the provision of products and services by the Company under the Mutual Supply Agreement are as follows*:

•	2016 — RMB140.8 billion

•	2017 — RMB151.6 billion

•	2018 — RMB168.8 billion

(2)
Taking into account the historical figures for the past three years, material uncertainties such as possible price fluctuation in raw materials, increase of equity production oil overseas and increase in procurement of services such as engineering construction and utilities services provided by the Sinopec Group in the next three years, upgrading in refined oil product quality, the increase in the size of crude oil commercial reserves in future, commencement of new business mode, and in view of the necessity of purchasing products and services from the Sinopec Group under the Mutual Supply Agreement for the Company’s continued operation, the Directors are of the view that flexibility should be built into the caps for such transactions. The proposed caps for the purchase of products and services by the Company under the Mutual Supply Agreement are as follows*:

•	2016 — RMB217.0 billion

•	2017 — RMB234.4 billion

•	2018 — RMB252.9 billion

(3)
The Directors are of the view that the Sinopec Group’s financial institutions (i.e., Sinopec Finance and Sinopec Century Bright) can generally offer Sinopec Corp. more favourable terms and interest rates as compared to other financial institutions or banks. Under normal circumstances, the financial institutions offer higher deposit rates and lower lending rates than commercial banks. As such, the Directors are of the view that provided that the potential risks associated can be contained, depositing with the Sinopec Group’s financial institutions on a continuing basis will bring commercial advantages and better returns to Sinopec Corp. and its Shareholders as a whole.

According to internal policy of Sinopec Corp., the relevant subsidiary in general would open a settlement account in a financial institution of the Sinopec Group. Centralized management of deposits by the financial institution of Sinopec Group would facilitate settlement between the Company and other members of the Sinopec Group (some of them are customers of Sinopec Corp.), shorten the time required for transfer and turnover of funds, and would be more efficient than settlement through independent banks in general. The Directors considered that if Sinopec Group and the Company opened bank accounts respectively in independent commercial banks, clearing and settlement between both sides would be lack of efficiency. Besides, centralized deposit of funds in a financial institution of the Sinopec Group would enable the Company to have access to a centralized managed pool of domestic and offshore funds, such that the Company is able to withdraw amounts to satisfy the flexible requirements of funds timely at any time without limitation, thus reducing the Company’s cost of obtaining third party financing. The Company is also entitled to choose early termination of deposits in the financial institution of the Sinopec Group without resulting in a penalty, under such circumstances the financial institution of the Sinopec Group would pay interest according to the prevailing interest rate of deposits. Based on the above reasons, the Directors believe the provision of deposit-taking service by the financial institution of the Sinopec Group will enable the Company to lower the cost of funds and realize optimization of cost and operational efficiency.

*	Assume that the crude oil price from 2016-2018 will be U.S.$ 70 per barrel, U.S.$ 80 per barrel and U.S.$ 100 per barrel, respectively.

Since the financial institution of the Sinopec Group only provided financial service to the Sinopec Group and its members, it had accumulated in-depth knowledge in industries such as oil and gas, refinery and petrochemical industries over the years. The financial institution of the Sinopec Group was familiar with the capital structure, business operation, capital requirements and cash flow pattern of the Company, enabling it to better forecast the capital requirements of the Company. Therefore, the Directors are of the view that the financial institution of the Sinopec Group can provide customized and low cost service to the Company at any time, and it will be difficult for independent commercial banks to provide equivalent services. The Company may fully decide at its own discretion at any time to place its deposits into or withdraw from the financial institution of the Sinopec Group and is not subject to any limitation. Whether at present or in future, the Company will be able to deposit with independent commercial banks within or outside China without subject to any limitation.

The risks in associated with the use of deposit services provided by Sinopec Finance and Sinopec Century Bright mainly includes (i) risks commonly faced by the banking industry; and (ii) risks arisen from the fact that Sinopec Finance and Sinopec Century Bright being the financial institutions controlled by Sinopec Group. After taking into account various factors as disclosed above, the Directors are of the view that the Company actually face no greater risks commonly faced by the banking industry for the use of deposit services provided by Sinopec Finance and Sinopec Century Bright. For the risks arisen from the fact that Sinopec Finance and Sinopec Century Bright being the financial institutions controlled by Sinopec Group (e.g., the possible liquidation of Sinopec Group or diversion of fund by Sinopec Group, etc.), the Directors are of the views that such risks are either remote or can be minimized/avoided by internal control system as disclosed above. As such, having regard such disadvantages/risks, the Directors still consider it in the interests of the Company and its Shareholders as a whole to use those deposit services. Given the commercial objective that the Company is planning to expand its business scale in domestic and overseas markets, including proceeding with highly efficient upstream exploration and development, implementing oil refinery reform and refined oil product quality upgrading projects, developing new coal chemical and production and research and development of high value-added products and proceeding with the upgrade and reform of petrol stations, realizable income in future will increase accordingly, which will lead to a corresponding growth in various cash inflow items. It is anticipated that the relevant amounts of deposits will increase accordingly from 2016 to 2018, the proposed caps regarding the Company’s the maximum daily amount of deposits (including accrued interests) with the Sinopec Group’s financial institutions under the Mutual Supply Agreement are as follows:

•	2016 — RMB48 billion

•	2017 — RMB48 billion

•	2018 — RMB48 billion

The Company, Sinopec Finance and Sinopec Century Bright have taken various risk control measures for financial services so as to ensure shareholders’ interests. Sinopec Finance and Sinopec Century Bright have established its strict internal control system and risk management system established by China Banking Regulatory Commission and/or Sinopec Group:

Such regulations, internal control and risk control measures includes but not limited to followings:

—
Sinopec Finance is a non-banking financial institution established under the approval of the China Banking Regulatory Commission, its business is under continuous and strict regulation by the China Banking Regulatory Commission, and it is required to file periodic regulatory report to the China Banking Regulatory Commission;

—
Sinopec Century Bright holds the Money Lenders Licence and the Money Service Operators Licence issued by Hong Kong Government, and is governed by the Customs and Excise Department and the Companies Registry and other relevant regulatory authorities in Hong Kong;

—
In order to regulate the connected transactions between the Company and Sinopec Finance, Sinopec Corp. and Sinopec Finance formulated the Risk Control System on Connected Transactions between China Petroleum & Chemical Corporation and Sinopec Finance Co., Ltd., which covers the relevant risk control system and the risk management plan to prevent financial risks and to ensure that the deposits of the Company in the Sinopec Finance can be utilised at the Company’s discretion;

—
In order to regulate connected transactions between the Company and Sinopec Century Bright, Sinopec Group has issued a number of internal rules, including the Rules for Implementation of Overseas Capital Management Methods and the Provisional Methods for Overseas Fund Platform Management, to impose strict rules on Sinopec Century Bright for providing overseas financial services to each business under the Sinopec Group. Sinopec Century Bright has also established the Rules for the Implementation of the Internal Control System. The formulation of such management systems has strengthened the control over internal risks and has ensured the safety of the deposits of the Company in Sinopec Century Bright;

—	According to relevant systems, Sinopec Finance and Sinopec Century Bright carry on internal control testing in each quarter and carry on risk evaluation when considered necessary;

—
As the controlling shareholder of the Sinopec Finance, the Sinopec Group undertakes that in case of an emergency where the Sinopec Finance has difficulty making payments, China Petrochemical Corporation will increase the capital of the Sinopec Finance in accordance with the actual need for the purpose of permitting payments to be made. At the same time, as the wholly controlling shareholder of Sinopec Century Bright, the Sinopec Group entered into a keep-well agreement with Sinopec Century Bright, under which the Sinopec Group undertakes that when Sinopec Century Bright has difficulty making payments, the Sinopec Group will ensure that Sinopec Century Bright will fulfill its repayment obligation through various channels. In respect of liquidity, the credit rating of the Sinopec Group is higher than many enterprises and even banks. Sinopec Finance itself was granted the highest industry rating of A from China National Association of Finance Companies (中國財務公司協會), Sinopec Century Bright itself was granted credit rating of A+/A1 from Standard & Poor’s and Moody’s, respectively;

—
Sinopec Finance and Sinopec Century Bright shall provide sufficient information including various financial indicators (as well as annual and interim financial reports) quarterly to enable the Company to monitor the financial conditions of Sinopec Finance and Sinopec Century Bright continually;

—
Sinopec Finance and Sinopec Century Bright shall monitor the maximum daily amount of deposits (including accrued interests) of the Company to ensure that the relevant amount do not exceed the applicable annual caps; and

—
During the annual audit period of Sinopec Corp. audited by auditor, the auditor will review and express opinions on the connected transactions between the Company, Sinopec Finance and Sinopec Century Bright, while Sinopec Corp. shall timely perform the information disclosure obligation according to the requirements of HK Listing Rules.

The aforesaid internal control and risk management measures will be able to mitigate the financial risks maybe exposed to the Company to most extent, and safeguard the interests of Sinopec Corp. and its Shareholders. The Directors consider that the above internal control and risk management measures are adequate and effective in monitoring the deposit transactions in all material respects.

Non-Major Continuing Connected Transactions

(4)
Land Use Rights Leasing Agreement: Sinopec Corp. proposes that the annual caps for the Land Use Rights Leasing Agreement will be RMB10.8 billion for each year from 2016 to 2018, which remain unchanged from the caps for 2013 to 2015.

(5)
Cultural, Educational, Hygiene and Community Services Agreement: Sinopec Corp. proposes that the annual caps for the Cultural, Educational, Hygiene and Community Services Agreement will be RMB6.8 billion for each year from 2016 to 2018, which remain unchanged from the caps for 2013 to 2015.

(6)	SPI Fund Document: Sinopec Corp. proposes that the annual caps for the SPI Fund Document will be RMB3.3 billion for each year from 2016 to 2018, which remain unchanged from the caps for 2013 to 2015.

(7)
Properties Leasing Agreement: Sinopec Corp. proposes that the annual caps for the Properties Leasing Agreement will be RMB730 million for each year from 2016 to 2018, which remain unchanged from the caps for 2013 to 2015.

Exempted Continuing Connected Transactions

(8)
Intellectual Property Licence Agreements: Based on the historical figures, Sinopec Corp. estimates that the annual fee payable by the Company to the Sinopec Group under the Intellectual Property License Agreements will be less than 0.1% of each of the percentage ratios (other than the profit ratio). As such, the relevant transactions will be exempt from reporting, announcement and independent shareholders’ approval requirements pursuant to the exemption for de minimis transactions under rule 14A.76 of the HK Listing Rules.

2.4	The HK Listing Rules and the SH Listing Rules Requirements

Pursuant to the HK Listing rules and the SH Listing Rules, China Petrochemical Corporation, holding approximately 71.32% of the total issued share capital of Sinopec Corp., and its associates will constitute connected persons of Sinopec Corp. As such, the continuing transactions between the Company and the Sinopec Group constitute continuing connected transactions of Sinopec Corp. under Chapter 14A of the HK Listing Rules. Sinopec Corp. shall comply with the reporting, announcement and Independent Shareholders’ approval (if necessary) requirements in respect of such continuing connected transactions. In addition, the deposit services to be provided by Sinopec Finance and Sinopec Century Bright will also constitute a discloseable transaction under chapter 14 of the HK Listing Rules.

Pursuant to Rule 14A.76 of the HK Listing Rules, the proposed annual caps of each of the transactions under 2.3(4) to (7) above (i.e., the Non-Major Continuing Connected Transactions) are less than 5% of the percentage ratios (other than the profit ratio), but more than 0.1%. Such transactions (including the relevant proposed caps) are therefore subject to the reporting, announcement but exempted from independent shareholders’ approval requirements under Chapter 14A of the HK Listing Rules.

As the proposed annual caps of each of the transactions under 2.3(1) to (3) above (i.e. Major Continuing Connected Transactions) exceed 5% of the percentage ratios (other than the profit ratio). Such transactions (including the relevant proposed caps) are therefore subject to the reporting, announcement and independent shareholders´ approval requirements under Chapter 14A of the HK Listing Rules.

The transactions under 2.3(1) to (7) above (including the relevant proposed caps) will be subject to the announcement and independent shareholders´ approval requirements in accordance with Chapter 10 of the SH Listing Rules.

2.5	Reasons for the Continuing Connected Transactions

The Sinopec Group operated with the Company as an integrated organization prior to the reorganization of China Petrochemical Corporation and the establishment of Sinopec Corp., and a number of internal transactions were conducted every year. After the reorganization and the listing of the shares of Sinopec Corp. on both the Stock Exchange and the Shanghai Stock Exchange, a number of transactions conducted or to be conducted between the Company and Sinopec Group that are required for developing various businesses have constituted continuing connected transactions under the HK Listing Rules and the SH Listing Rules.

The Continuing Connected Transactions of the Company are conducted in the ordinary and usual course of business of the Company. Such transactions will continue to be conducted on an arm’s length basis and on terms that are fair and reasonable to the Company. Owing to the long-term co-operation relationship between the Company and Sinopec Group and the advantages, good reputation and gigantic scale of the Sinopec Group in various aspects, the Board is of the opinion that the entering into such transactions on an continuing basis is essential to the continuation of Sinopec Corp.’s business and will be beneficial to the Company as the Continuing Connected Transactions facilitate and will facilitate the business operation and growth of the Company and reduce the unnecessary risks which might incur during the course of operation.

2.6	Approval by the Board and Independent Shareholders

On 25 and 26 August 2015, the second meeting of the sixth session of the Board was convened by way of physical conference, at which all non-connected Directors approved the resolution on Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and the Non-Major Continuing Connected Transactions (including the relevant proposed caps). Each of the interested directors abstained from voting due to their position. Save as disclosed above, none of the Directors has any material interest in the transactions abovementioned.

According to the requirements of the HK Listing Rules, an Independent Board Committee has been formed and will advise the Independent Shareholders in respect of the fairness and the reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole. Furthermore, the Independent Board Committee will advise Shareholders on how to vote, taking into account the recommendations of the Independent Financial Adviser. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no member of the Independent Board Committee has any material interest in the Continuing Connected Transactions.

ABCI, the Independent Financial Adviser, has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of, among other things, the fairness and reasonableness of the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and whether such transactions are in the interests of Sinopec Corp. and its Shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Independent Financial Adviser will also advise on the duration of the Land Use Rights Leasing Agreement, the Properties Leasing Agreement and the SPI Fund Document in accordance with 14A.52 of the HK Listing Rules.

Sinopec Corp. will convene the EGM for the Independent Shareholders to consider and approve (if think fit), among other things, the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps), and, also in accordance with the requirements of the Shanghai Stock Exchange, the Non-Major Continuing Connected Transactions (including the relevant proposed caps). China Petrochemical Corporation and its associates will abstain from voting at the EGM in respect of the ordinary resolution to approve the above matters.

2.7	General Information

Sinopec Corp. is one of the largest integrated energy and chemical companies in China. Its principal operations include the exploration and production, pipeline transportation and sale of petroleum and natural gas; the sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre, fertiliser and other chemical products; the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and research, development and application of technologies and information.

Sinopec Group was established in July 1998, and it is an authorized investment organization with a current registered capital of RMB274.87 billion. Its controlling shareholder is the State. Upon reorganization in 2000, Sinopec Group transferred its principal petrochemical business to Sinopec Corp. The principal operations of Sinopec Group include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of oil products; production, sales, storage, transportation of petrochemical and other chemical products; industrial investment and investment management; exploration and design, construction and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; technology and information, research and development, application and consultation services of alternative energy products; import and export business.

Your attention is drawn to the texts of the letter from the Independent Board Committee and from ABCI, the Independent Financial Adviser, containing their recommendations regarding, among other things, the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps).

3.	Recommendation

Proposed Renewal of Continuing Connected Transactions

The Board considers that the terms of each of the Continuing Connected Transactions and the relevant proposed caps for the Continuing Connected Transactions are based on normal commercial terms, are fair and reasonable to its Independent Shareholders and each of the Continuing Connected Transactions is in the interests of Sinopec Corp. and the Shareholders as a whole.

Accordingly, the Board recommends that the Shareholders vote in favour of the resolution which will be proposed at the EGM in relation to the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions (including the relevant proposed caps). As mentioned above, ABCI has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders.

The Independent Board Committee, having taken into account the advice of ABCI, considers that the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions are fair and reasonable, on normal commercial terms and in the interests of Sinopec Corp. and the Shareholders as a whole so far as the Independent Shareholders are concerned and accordingly recommend the Independent Shareholders vote in favour of the relevant ordinary resolution which will be proposed at the EGM.

The text of the letter from Independent Board Committee is set out on pages 30 to 31 of this circular and the text of the letter from ABCI containing its advice is set out on pages 32 to 61 of this circular.

4.	Extraordinary General Meeting

You will find on pages 67 to 70 of this circular a notice of the EGM to be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing on Friday, 23 October at 9 a.m.

You will note that, the renewal of Major Continuing Connected Transactions and the Non-Major Continuing Connected Transactions are put into one single resolution for Shareholders´ approval in the EGM (the “Voting Arrangement”). The Directors consider it appropriate for the following reasons:

(i)
The Non-Major Continuing Connected Transactions are not subject to Independent Shareholders´ approval under the HK Listing Rules. They are put into the resolution for Independent Shareholders´ approval only because it is a requirement under the SH Listing Rules;

(ii)	The Shanghai Stock Exchange confirms that the Voting Arrangement complies with the SH Listing Rules and is therefore satisfied the Voting Arrangement; and

(iii)	As confirmed by the Company´s PRC legal advisor, the Voting Arrangement is also in compliance with applicable PRC laws and regulations.

A form of proxy for use in connection with the EGM will be dispatched to shareholders with this circular. Whether or not you are able to attend the meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not less than 24 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned EGM should you so wish.

China Petrochemical Corporation and its associates will abstain from voting on the ordinary resolution in respect of the Renewal of Continuing Connected Transactions at the EGM.

Shareholders (or their proxies) will vote by poll.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Independent Directors Jiang Xiaoming Andrew Y. Yan Tang Min Fan Gang
7 September 2015

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to the circular (the “Circular”) dated 7 September 2015 issued by Sinopec Corp. to its shareholders of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context otherwise requires.

We are writing to you to set out our recommendation whether or not the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) are fair and reasonable so far as the Independent Shareholders are concerned. The terms, caps and the reasons for the Major Continuing Connected Transaction are summarised in the letter from the Board in the Circular. In considering the fairness and reasonableness, the Independent Board Committee has been advised by ABCI. You are strongly urged to read ABCI’s letter to the Independent Board Committee which is set out on pages 32 to 61 of the Circular.

RECOMMENDATION

We have discussed with the management of Sinopec Corp. the reasons for the Renewal of Major Continuing Connected Transaction (including the relevant proposed caps), the mechanism for the determination of the price for the Major Continuing Connected Transaction, the terms of thereof, and the basis upon which their terms have been determined. We have also considered the key factors taken into account by ABCI in arriving at its opinion regarding the Renewal of Major Continuing Connected Transaction (including the relevant proposed caps) as set out in the letter from ABCI on pages 32 to 61 of the Circular, which we urge you to read carefully.

The Independent Board Committee concurs with the views of ABCI and consider that the Renewal of Major Continuing Connected Transaction (including the relevant proposed caps) to be in the best interest of Sinopec Corp. and its Shareholders and are fair and reasonable so far as the Independent Shareholders are concerned. The Major Continuing Connected Transactions are on normal commercial terms or better and in the ordinary and usual course of business of the Company. Accordingly, the Independent Board Committee recommends the Independent Shareholders vote in favour of the ordinary resolution relating to the matters set out in the Circular which is contained in the notice of the EGM at the end of the Circular.

Yours faithfully,

Jiang Xiaoming, Andrew Y. Yan, Tang Min, Fan Gang

Independent Non-executive Directors

Letter from ABCI

The following is the text of a letter of advice dated 7 September 2015 from ABCI prepared for the purpose of inclusion in this circular, setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the proposed caps under the Major Continuing Connected Transactions and Non-Major Continuing Connected Transactions with duration longer than three years.

7 September 2015

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

(1)	RENEWAL OF MAJOR CONTINUING CONNECTED TRANSACTIONS

(2)	EXPLANATION FOR NON-MAJOR CONTINUING CONNECTED TRANSACTIONS WITH DURATION LONGER THAN THREE YEARS

INTRODUCTION

We refer to our engagement as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the amended Mutual Supply Agreement as of the three years ending 31 December 2016, 2017 and 2018 (definition as below) entered into by China Petroleum & Chemical Corporation and its subsidiaries (the “Company”) and China Petrochemical Corporation (“Sinopec Group”), and the transactions contemplated thereunder (the “Major Continuing Connected Transactions”), as well as the proposed annual caps for the amended Mutual Supply Agreement for each of the three years ending 31 December 2018 (collectively, the “Proposed Annual Caps”) thereof. In addition, we are also engaged by the Company to opine on the duration of the Land Use Rights Leasing Agreement, SPI Fund Document and Properties Leasing Agreement (collectively, the “Non-Major Continuing Connected Transactions”) between the Company and Sinopec Group for longer than three years. Details of the Major Continuing Connected Transactions and the Non-Major Continuing Connected Transactions (collectively, the “Continuing Connected Transactions”) are set out in the Letter from the Board contained in the circular of the Company dated 7 September 2015 (the “Circular”) of which this letter forms part. Unless the context requires otherwise, capitalized terms used in this letter shall have the same meanings as those defined in the Circular.

On 26 August 2015, the Board announced that it had reviewed and approved the resolutions in respect of Renewal of Continuing Connected Transactions and the Proposed Annual Caps thereof. As at the Latest Practicable Date, Sinopec Corp. is held as to approximately 71.32% of the issued share capital by Sinopec Group, which is the controlling shareholder (as defined in the Hong Kong Listing Rules) of the Company. According to Rule 14A.07 of the Hong Kong Listing Rules, Sinopec Group is a connected person of the Company. Sinopec Finance Co., Limited (“Sinopec Finance”) and Sinopec Century Bright Capital Investment Limited (“Sinopec Century Bright”) are subsidiaries of Sinopec Group. Accordingly, the transactions contemplated under the amended Mutual Supply Agreement constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. As one or more of the applicable percentage ratios of each of the transactions under the amended Mutual Supply Agreement exceed 5%, such transactions are therefore subject to reporting, announcement and independent shareholders’ approval requirements under the relevant Hong Kong Listing Rules. Sinopec Group and its associates shall abstain from voting at the EGM on the resolutions approving the Major Continuing Connected Transactions and the Proposed Annual Caps thereof.

An Independent Board Committee has been established by Sinopec Corp. to advise the Independent Shareholders on the terms within Mutual Supply Agreement and the Proposed Annual Caps. We, ABCI Capital Limited, have been appointed by Sinopec Corp. to advise the Independent Board Committee and the Independent Shareholders as to, (i) whether the amended Mutual Supply Agreement is entered into on normal commercial terms or terms no less favorable to the Company than those with independent third parties, in the ordinary and usual course of business, and the terms of the Major Continuing Connected Transactions are fair and reasonable so far as the Independent

Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole; and (ii) whether the Proposed Annual Caps are reasonably determined, are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of Sinopec Corp. and the Shareholders as a whole. We are also engaged to explain whether the longer period of the Land Use Rights Leasing Agreement, SPI Fund Document and Properties Leasing Agreement is of a normal business practice for contracts of this type to be of such duration.

ABCI is independent from the Company and Sinopec Group, and has sufficient expertise and resources to give an opinion on the transactions. ABCI was engaged as independent financial adviser of the Company regarding the connected transactions under two assets acquisition agreements on 30 October 2014. On 12 September 2014, Sinopec Marketing Co., Limited, a subsidiary of the Company, entered into a capital injection agreement with 25 domestic and foreign investors, pursuant to which the investors subscribed for 29.5849% shareholding interest in Sinopec Marketing Co., Limited. for an aggregate amount of approximately RMB 105.044 billion (including U.S. dollar equivalent amount). ABCI Group invested RMB 200 million through a fund established by HuaXia SSF1 Investors Limited (“HuaXia”). HuaXia subscribed approximately 2.170% of the total issued share capital of Sinopec Marketing Co., Limited. at a consideration of RMB7.750 billion. As such, ABCI Group indirectly holds approximately 0.056% of the total issued share capital of Sinopec Marketing Co., Limited. ABCI was also engaged as independent financial adviser of Sinopec Engineering (Group) Co., Limited, a subsidiary of Sinopec Group, in a continuing connected transaction under a financial services framework agreement on 10 September 2013; an connected transaction regarding proposed provision of counter guarantee to Sinopec Group on 23 January 2015; and in continuing connected transaction under a financial services framework agreement and the engineering and construction services framework agreement announced on 31 August 2015. We have assessed that the above relationships would not affect our independence.

BASIS OF OUR OPINION

In formulating our advice and recommendations, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Company, its Directors and its management to us. We have assumed that all statements of belief and intention made by the Directors and the management of the Company were made after due enquiry. We have also assumed that all information, representations and opinion made were true, accurate and complete at the time they were made and continued to be true at the date of the Circular and will remain so up to the time of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company, its Directors and its management, and we have been advised by the Directors and the management of the Company that no material facts have been omitted from the information provided.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information provided to us by the Company, its Directors and its management and to provide a reasonable basis for our recommendation. We have not, however, conducted in-depth investigation into the business affairs, financial position or future prospects of the Company and Sinopec Group, nor carried out independent verification on the information supplied, representations made or opinions expressed by the Company, its Directors and its management. Our opinion is necessarily based on the financial, economic, market and other conditions in effect and the information made available to us as at the Latest Practicable Date. We have no obligation to update, revise or reaffirm this opinion to take into account of subsequent developments (including any material change in market and economic conditions) after the date that this opinion is delivered to the Independent Board Committee and the Independent Shareholders.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion, we have considered the principal factors and reasons set out below. In reaching our conclusion, we have considered the results of the analysis in light of each other and ultimately reached our opinion based on the results of all analysis taken as a whole.

I.	Major Continuing Connected Transactions

1.	Background of the Major Continuing Connected Transactions

1.1	Background of the amended Mutual Supply Agreement

Sinopec Group and Sinopec Corp. entered into the Mutual Supply Agreement on 3 June 2000. On 21 August 2009, Sinopec Group and Sinopec Corp. entered into the Continuing Connected Transactions Second Supplemental

Agreement, terms of which expired on 31 December 2012. On 24 August 2012, Sinopec Group and Sinopec Corp. entered into the Continuing Connected Transactions Third Supplemental Agreement, terms of which will expire on 31 December 2015. In respect of the Major Continuing Connected Transactions commencing on 1 January 2016, Sinopec Group and the Company entered into the Continuing Connected Transactions Fourth Supplemental Agreement on 26 August 2015, pursuant to which the terms of the amended Mutual Supply Agreement will last for three years till 31 December 2018.

Reference is made to the Sinopec Corp.’s circular dated 24 August 2012 in relation to the Continuing Connected Transactions Third Supplemental Agreement between the Company and Sinopec Group. At the extraordinary general meeting dated 16 October 2012, the Independent Shareholders approved, among other things, the Major Continuing Connected Transactions, the caps for the three years ending 31 December 2015 for the Major Continuing Connected Transactions and the Non-Major Continuing Connected Transactions.

The Company expects to continue the Continuing Connected Transactions with Sinopec Group after 31 December 2015. Thus, the Company will comply with the provisions of Chapter 14A of the Hong Kong Listing Rules in connection with the Continuing Connected Transactions for the next three years (i.e. from 1 January 2016 to 31 December 2018).

1.2	Background information of the Company

Sinopec Corp. is one of the largest integrated energy and chemical companies in the PRC. Its principal operations include (i) the exploration and production, pipeline transportation and sale of petroleum and natural gas; (ii) the sale, storage and transportation of petroleum products, petrochemical products, coal chemical products, synthetic fibre, fertilizer and other chemical products; (iii) the import and export, including an import and export agency business, of petroleum, natural gas, petroleum products, petrochemical and chemical products, and other commodities and technologies; and (iv) research, development and application of technologies and information.

The Company ranks the first in terms of revenue among all enterprises in the PRC. In respect of oil refining capacity, it ranks the first in the PRC and the second globally; the Company is also the largest supplier of refined oil products in the PRC.

Set out below is a summary of the Company’s financial information in accordance with International Financial Reporting Standards (the “IFRS”) extracted from the 2012, 2013 and 2014 Annual Report:

	For the year ended 31 December
	2012	2013	2014
	million RMB	million RMB	million RMB
	Audited	Audited	Audited

Turnover and Other Operating Revenues	2,786,045	2,880,311	2,825,914
Operating Profit	98,662	96,785	73,487
Profit before Taxation	90,642	95,052	65,504
Profit Attributable to Equity Shareholders of the Company	63,879	66,132	46,466
Net Cash Flow from Operating Activities	142,380	151,893	148,347

Total Asset	1,257,944	1,382,916	1,451,368
Total Liabilities	709,908	761,290	805,791
Total Equity Attributable to Equity Shareholders of the Company	510,914	568,803	593,041

As presented above, the Company has maintained a sound financial status for the past three financial years ended 31 December 2014.

1.3	Background information of Sinopec Group

Sinopec Group was established in July 1998 and it is an authorized investment organization with a current registered capital of RMB 231.6 billion. Its controlling shareholder is the State.

Upon reorganization in 2000, Sinopec Group transferred its principal petrochemical business to the Company The principal operations of Sinopec Group include: exploration, exploitation, storage and transportation (including pipeline transportation), sales and comprehensive utilization of oil and natural gas; oil refining; wholesale and retail of refined oil products; production, sales, storage, transportation of petrochemical and other chemical products; industrial investment and investment management; exploration and design, construction and installation of petroleum and petrochemical engineering; repairing and maintenance of petroleum and petrochemical equipment; manufacture of mechanical and electrical equipment; technology and information, research and development, application and consultation services of alternative energy products; import and export business.

1.4	Background information of Sinopec Finance and Sinopec Century Bright

Sinopec Finance, being 51% and 49% owned by Sinopec Group and the Company, respectively, is a PRC non-banking financial institution established in 1988. It is permitted under applicable PRC laws and regulations to provide financial services to Sinopec Group and its members only.

In the PRC, the establishment of non-banking financial institution is subject to approval of China Banking Regulatory Commission (“CBRC”), and shall comply with applicable regulations relating to interest rates issued by the People’s Bank of China (“PBOC”) and CBRC. Sinopec Finance, as a non-banking financial institution, is subject to ongoing supervision of CBRC. The supervision including various regulatory and capital adequacy requirements, such as capital adequacy ratios, loan-to-deposit ratios, limit on interbank loans and deposit reserve thresholds. CBRC issued “The Administrative Measures on Finance Companies within Group Enterprises” (《企業集團財務公司管理辦法》) in July 2004 (amended in December 2006) (the “CBRC Guideline”) with respect to the establishment and ongoing regulation of such non-banking financial institutions. Pursuant to the CBRC Guideline, Sinopec Group provided an undertaking to the CBRC that Sinopec Group will, when Sinopec Finance having difficulties in meeting its payment obligations, increase its capital as required to solve such payment difficulties.

As at 31 December 2014, Sinopec Finance had a total asset of approximately RMB 123.99 billion, shareholders’ equity of approximately RMB 18.597 billion, registered capital of RMB 10 billion and capital adequacy ratio of approximately 23.82%. In July 2013, China Lianhe Credit Rating Co., Limited confirmed that Sinopec Finance will maintain a credit rating of AAA, with a stable outlook in respect to its PRC bonds issued in 2009.

Sinopec Century Bright is a company incorporated in Hong Kong and licensed with limited liability under the Money Lenders Ordinance (Cap. 163 of the Laws of Hong Kong). In 2007, Sinopec Century Bright was approved by the State Administration of Foreign Exchange of the PRC (“SAFE”) as an offshore settlement center for centralized cash management for members of Sinopec Group. Sinopec Century Bright only provides financial services to Sinopec Group and its members. It is used by the Company as an settlement platform particularly to settle trade payables and receivables in respect of overseas projects.

As at 31 December 2014, Sinopec Century Bright had total assets of approximately USD 45.014 billion, and net assets of approximately USD 2.325 billion.

Pursuant to the Mutual Supply Agreement, the Company receives deposit services as well as related interest income thereof from Sinopec Finance and Sinopec Century Bright. Such deposit services took effect since the signing of the Mutual Supply Agreement on 3 June 2000.

1.5	Regulation, internal control and risk management measures for Sinopec Finance and Sinopec Century Bright

The business activities and financial position of Sinopec Finance are subject to the ongoing supervision of CBRC, and Sinopec Century Bright is continuously supervised by regulatory authority in Hong Kong and SAFE. In addition, both companies are subject to continuous supervision of Sinopec Group, scope of service provided by Sinopec Finance and Sinopec Century Bright includes but not limited to settlement services, deposit services and loan services.

As advised by the management of the Company, Sinopec Finance and Sinopec Century Bright will adopt various internal control and risk management measures in relation to the financial services provided in order to ensure safety of the Company’s fund. Sinopec Finance possesses strict internal control and risk management systems formulated in accordance with unified requirements by the regulation guidelines from the CBRC and by Sinopec Group, and Sinopec Century Bright has stringent internal control policies and risk management system formulated by Sinopec Group.

The relevant regulation, internal control and risk management measures include but not limited to:

•
The establishment of Sinopec Finance as a non-bank financial institution is authorized by the CBRC, and it conducts businesses subject to on-going stringent supervision of the CBRC. In addition, Sinopec Finance is required to provide report to the CBRC regularly;

•	Sinopec Century Bright is licensed under the Money Lenders Ordinance (Cap. 163 of the Laws of Hong Kong) in Hong Kong, and governed by relevant regulatory authorities in Hong Kong;

•
In order to regulate the connected transactions between the Company and Sinopec Finance, the Company and Sinopec Finance adopt “Risk Control System on Connected Transactions between China Petroleum & Chemical Corporation and Sinopec Finance Company Limited”《中國石油化工股份有限公司與中國石化財務有限責任公司關聯交易的風險控制制度》, which includes control systems and risk disposal plans to ensure the monitoring of financial risks for the Company and safeguards the Company’s autonomy in using the fund deposited in Sinopec Finance;

•
In order to regulate the connected transactions between the Company and Sinopec Century Bright, Sinopec Group adopts “Rules on Offshore Fund Management Policy Implementation” 《境外資金管理辦法實施細則》 as well as “Interim Measures on Monitoring and Managing Offshore Fund Platform” 《境外資金平台監督管理暫行辦法》, which systematically established strict restraint towards offshore financial services provided by Sinopec Century Bright; in addition, Sinopec Century Bright adopts “Rules on Internal Control System Implementation” 《內部控制制度實施細則》, which reinforces internal risk control and management, and ensures the safety of the Company’s deposits in Sinopec Century Bright;

•	Pursuant to relevant guidance, Sinopec Finance and Sinopec Century Bright carry on internal control testing on quarterly basis and carry on risk assessment when needed;

•
Sinopec Group has made an undertaking towards Sinopec Finance as its controlling shareholder that, in case of any payment difficulties from Sinopec Finance’s operation, Sinopec Group shall provide capital injection to Sinopec Finance. Meanwhile, Sinopec Century Bright signed a “Keep-well Deed” 《維好協議》 with Sinopec Group. Sinopec Group made an undertaking to Sinopec Century Bright that in case of payment difficulties of Sinopec Century Bright, Sinopec Group would ensure Sinopec Century Bright to meet the payment needs through various means. In terms of liquidity, Sinopec Group outperforms in credit rating over a number of enterprises, including some banks; moreover, Sinopec Finance received A Grade rating from CNAFC (China National Association of Finance Companies), which the Grade A rating is the top rating in the industry. In additional, Sinopec Century Bright have a credit rating of A+/A1 from Standard & Poor’s and Moody’s respectively.

•
Sinopec Finance and Sinopec Century Bright will provide sufficient information including various financial indicators (as well as annual and interim financial statements) quarterly to ensure the continuous monitoring of the financial condition of Sinopec Finance and Sinopec Century Bright;

•
Sinopec Finance and Sinopec Century Bright are required to monitor the maximum daily amount of the deposits and corresponding aggregate interest income on daily basis to ensure that the relevant amounts do not exceed the applicable annual caps; and

•
During the annual auditing period, auditors are to review and provide opinion on connected transactions amongst the Company, Sinopec Finance and Sinopec Century Bright; the Company is required by Hong Kong Listing Rules to fulfill obligations on information disclosure.

The above mentioned internal control and risk management measures are designed to substantially reduce possible financial risks entailed by the continuing connected transactions carried out by the Company, and to protect shareholders’ interest of the Company. The management of the Company considered that the above mentioned internal control and risk management measures are able to significantly assist the Company with monitoring and checking the relevant financial services transactions under the Mutual Supply Agreement.

We concur with the view of the Company’s management that implementation of the above mentioned internal control and risk management measures enable the Company to promptly monitor the relevant deposit transactions under the Mutual Supply Agreement, and to effectively prevent possible financial risks entailed by the continuing connected transactions carried out by the Company, and to protect shareholder interest of the Company through such means.

2.	Major Continuing Connected Transactions under the amended Mutual Supply Agreement

2.1	Scope of Services

Details of the Major Continuing Connected Transactions as amended by the Continuing Connected Transactions Fourth Supplemental Agreement are set out below:

(a)
The products and services which are contemplated to be supplied by the Company, including: crude oil, natural gas, refined and petrochemical products and by-products, semi-finished products, coal and steel; water, electricity, gas, heat, measurements, quality inspection, provision of other related or similar products and services and guarantee.

(b)	The products and services which are contemplated to be acquired by the Company, including:

(i)
Supply: fresh water, chemical water, recycled water, industrial air, hydrogen, nitrogen, electricity, steam, heat supply, materials and equipment parts, chemical raw materials, precious metals, the sourcing of crude oil and natural gas, (including crude oil and natural gas from overseas) and other related or similar products and services.

(ii)	Storage and transportation: railway, vehicular transport, water transport, pipeline transmission, loading and unloading, wharves, warehousing and other related or similar services.

(iii)
Ancillary production: well drilling, well surveying, well logging, exploration and development testing, technological research, communication, fire control, security guards, public security, chemical examination, material examination, information, pressure containers and pipelines inspection, metering inspection, computer services, equipment research, airports, feasibility study, design, construction, installation, production of electromechanical instruments, inspection and maintenance of equipment devices and electrical equipment meters, projects supervision, environmental protection, repair and maintenance of roads, bridges and culverts and slope protection, flood control and other related or similar services.

(iv)
Others: deposits in and loans from finance institutions, loan guarantees, acting as agent in the collection and payment of administrative services fees, labour services, asset leasing and other related or similar services.

Specifically, the financial services which the Company will acquire from Sinopec Group includes the followings:

a.	Deposits in Sinopec Group’s financial institutions in settlements process. The annual caps for such transactions have been proposed on page 23 of this circular;

b.
Loan from Sinopec Group. As such loans will be on normal commercial terms, such transactions would be fully exempted continuing connected transactions. The amount of such loans is far more larger than the amount of deposits in item (a) above; and

c.
Loan guarantees provided by Sinopec Group to the Company. As the Company does not provide any securities in connection with such guarantees, such transactions would be fully exempted continuing connected transactions.

Apart from a-c above, the Company does not acquire any other financial services from Sinopec Group.

2.2	Pricing Principle for the Major Continuing Connected Transactions

According to the amended Mutual Supply Agreement, the transactions conducted thereunder shall be priced in accordance with the following terms:

(a)	government-prescribed price;

(b)	where there is no government-prescribed price but where there is government-guidance price, the government-guidance price will apply;

(c)	where there is neither a government-prescribed price nor a government-guidance price, the market price will apply; or

(d)
where none of the above is applicable, the price is to be agreed between the relevant parties for the provision of the above products or service, which shall be the reasonable cost incurred in providing the same plus 6% or less of such cost.

In particular:

i. Government prescribed price (including government-guidance price)

Applicable products and services generally include gasoline, diesel, nature gas, liquefied gas, water supply, electricity supply and heating supply (plus diversion costs in respect of water, electricity and heating supply).

The government pricing for different products and services is determined based on the following:

Types of product/service with government- prescribed price	Primary basis for price determination

Refined oil products
According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge [2013] No.624) (《國家發展改革委關於進一步完善成品油價格形成機制的通知》(發改價格[2013]624號)) issued by the National Development and Reform Commission on 26 March 2013, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be government-prescribed price; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, and the factory price of aviation gasoline and jet fuel, shall be government-prescribed price. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission prescribes the maximum retail price of gasoline and diesel for all provinces (autonomous regions, municipalities) or central cities, and the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, as well as the factory price of aviation gasoline. The price adjustment for refined oil products is subject to the documents issued by the relevant national competent authorities of for pricing.

Natural gas
According to the Circular of the National Development and Reform Commission on the Adjustment of Natural Gas Prices (Fa Gai Jia Ge [2013] No.1246) (《國家發展改革委關於調整天然氣價格的通知》（發改價格[2013]1246號）) issued by the National Development and Reform Commission on 28 June 2013, the adjustment to the natural gas price is part of the gate station process, and the gate station price is subject to government-prescribed prices which shall be the price ceilings. The supplying party and requisitioning party can negotiate the exact price within the price ceilings prescribed by the government. On March 2015, the National Development and Reform Commission released the Circular on Adjustment of the Price of Natural Gas for Non-residents (Fa Gai Jia Ge [2015] No.351) (《國家發展改革委關於理順非居民用天然氣價格的通知》(發改價格[2015])351號)） to unify the natural gas price, according to which the maximum natural gas price for fertilizer use can be raised by RMB0.2 per cubic meter while the station gate price for direct users shall be determined by the supplying and requisitioning party directly, with the gas price for residential users remaining unchanged. The price adjustment for natural gas is subject to the documents issued by the relevant national competent authorities for pricing.

Water supply	Subject to the regulations of the relevant local government authorities of commodity.

Electricity supply
Subject to the government-prescribed price which plus diversion cost for transferring power supply and the Circular of the National Development and Reform Commission on Reducing the On-Grid Price for Coal-fired Power and Electricity Prices for Industrial and Commercial Use (Fa Gai Jia Ge〔2015〕No.748) (《國家發展改革委關於降低燃煤發電上網電價和工商業用電價格的通知》 (發改價格〔2015〕748號)).

Heating supply	Subject to the regulations of the relevant local government authorities of commodity.

ii. Relevant market price (including tender price)

Applicable products and services generally include crude oil, refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil, etc.), chemical products, coal, asset leasing, machinery maintenance, transportation, warehousing, material procurement, etc.

The relevant market price for each of the products is determined as per below:

Crude oil: the relevant market price of crude oil is determined with reference to crude oil quoted prices on international markets, such as Brent, Dubai and/or Oman.

Refined oil products (jet fuel, light chemical feedstock, lubricant, heavy oil): the relevant market price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market; the relevant market price of light chemical feedstock is determined mainly in accordance with the CIF cum tax price for naphtha imports from Japan and Singapore markets; the relevant market price of lubricant is determined mainly by referring to the quotations on the relevant domestic price websites for lubricant; the relevant market price of heavy oil is determined mainly in accordance with the CIF cum tax price for imports of 180C heavy oil from Singapore.

Chemical products: The relevant market price is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

Coal: The market price is determined through price enquiry and comparison on the relevant price websites and by tender through the e-commerce system in accordance with the type of coal and the quality requirements.

Asset leasing, machinery repairs, transportation, warehousing and materials procurement, etc.: The relevant market price is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

iii. Agreed price (determined as reasonable cost incurred plus reasonable profit)

Applicable products and services generally include steam, industrial water, industrial air, hydrogen, nitrogen, oxygen and other utility products.

Prices for such connected transactions are determined as reasonable cost plus reasonable profit (which is limited to 6% margin). Reasonable cost mainly refers to the comparable average cost of similar enterprises in proximity and reasonable profit margin is determined with reference to bank lending rates. For products and services with prices determined by agreement, the supplier will provide a cost list, and the purchaser will conduct comparison with the comparable average cost of similar enterprises in the neighbouring areas or the cost of same type of products of the Company to determine the reasonable cost for ascertaining the price of connected transaction. The price of such connected transaction once determined and signed shall not be changed by one party voluntarily.

iv. For some special products or services, the following pricing principles are adopted:

For drilling, well logging and other petroleum engineering services related transaction prices for connected transactions are determined via public tendering1 with reference to design budget and commissioned construction work content, which are depended on the geological block, well type, depth of well. Prices of connected transactions for these special products and services might also be determined based on professional fixed unit price of petroleum engineering published by Sinopec Group2 if no public tendering has been made. For engineering design, construction and installation of building and inspection and maintenance projects, their price are determined via public tendering with reference to the unit price of project budget and pricing standards set by relevant government department or Sinopec Group.

1
The Company has established a tender management committee (or special group) for sending bidding invitations to qualified suppliers to participate in public tender or invitation tender according to the specific conditions of the project, and observes the principles of openness, fairness, economy, safe protection and timely supply in evaluating the tenders submitted by adopting the lowest bid price method or comprehensive evaluation method to determine the specific supplier.

2
The preparation method and composition of professional fixed unit price of petroleum engineering is determined in accordance with the industry pricing rules. The Company has taken the lead in formulating the professional fixed unit price of petroleum engineering published by Sinopec Group. The values used in pricing a project are determined in accordance with factors such as zone plots of different geological conditions, well types, well depth and the level of average advanced cost.

Based on the pricing principles, the priority is set in descending order from (i) to (iv) such that the pricing principles from (ii) to (iv) would only apply where the preceding pricing principles(s) are inapplicable. It is noted that pricing principle (i) and (ii) are either government or market oriented, and therefore they are fair by nature and common in the normal business course. As such, we are of the view that pricing principles in (i) and (ii) are fair and reasonable, in the interests of the Company and its Shareholders as a whole.

As for the pricing principle (iii) the management of the Company considers that it is mainly applicable to utility products and aligns with the normal practice within the respective industries in the PRC. Having discussed with the Company’s management, we note that the pricing principle（iii）is determined by reasonable cost plus reasonable profit. The transactions governed by the pricing principle (iii) are related to supply of utility, which covers the entire chain of production via established facilities, channels and networks integrated with Sinopec Group’s facilities. As such, it is not easy to have alternative suppliers for the above transactions, and no direct market comparable for those transactions after consideration of the cost of facilities and networks.

It is noted that the reasonable cost under the pricing principle (iii) is estimated by the related operating expense, which including cost for raw materials, supplementary materials, direct fuels, depreciation, depletion and amortization as well as relevant personnel expenses etc. We have selected sample transactions under pricing principle (iii) and reviewed their calculation basis regarding the estimated operating expenses for the sales of utility products from the Company to Sinopec Group and purchase of utility products from the Company to Sinopec Group on selected and considered that they are in line with the above operating expense composition. For the sales of products and services from the Company to Sinopec Group, we have considered the Company’s operating profit margin for the past 5 years and the trend formed. Based on our review on the financial statements disclosed by the Company, we note that the operating profit margin of the Company for the years ended 31 December 2010, 2011, 2012, 2013 and 2014 were approximately 5.49%, 4.21%, 3.54%, 3.36% and 2.60% respectively, with an average over five years of approximately 3.71%. Given the agreed price is determined by reasonable cost plus 6% or less of such cost, we note that the 6% margin is higher than the historical average operating profit margin.

Having discussed with the Company’s management, we note that the proportion of each of sales of products and services from the Company to Sinopec Group in comparison with the total sales of the Company; and purchase of products and services from the Company to Sinopec Group in comparison with the total operating expenses of the Company under the pricing principle (iii) are less than 1% for the latest financial year. We have assessed the fairness of the pricing in relation to the sales of products and services from the Company to Sinopec Group and the purchase of products and services from the Company to Sinopec Group, given the 6% margin applies to the transactions for both products and services provided by the Company to Sinopec Group and products and services provided by Sinopec Group to the Company, and consider such arrangement applies to both sales and purchase between the Company and Sinopec Group, the pricing principle is not in favor of any party. Therefore, we concur with the management of the Company’s view that the basis of pricing in (iii) is fair and reasonable, and in the normal practice of respective industries in the PRC.

In respect of the pricing principle (iii) above, we noted that the Company adopts bidding process, those who achieve top scores in meeting the bidding selection criteria, which include but not limited to qualification, experience, capability and bidding quote etc. Moreover, for a particular engineering project, the senior engineer of project team will assess whether the provider of specific products and services can be selected through public tendering or not, and The Engineering Cost Centre (工程造價中心) (the “Centre”) of the Company will review the complexity of the engineering project. If the complexity of the project is significant that only Sinopec Group meet the required qualification, technical capacity as well as track records to take up the project, special products and services under pricing principle (iv) are determined with reference to the professional fixed unit price of petroleum engineering set by the Centre. Having discussed with the Company’s management, and reviewed relevant materials, we note that procedures for determination of the professional fixed unit price are formulating and drafting, reviewing, publishing and executing. The detailed procedures are set out as below:

1)
A request for formulating a professional fixed unit price will be submitted to the Centre when new technology and materials are applied in the production or the existing technology and materials are upgraded. The Centre will takes the lead in determining the professional fixed unit price. An execution team (the “Team”) will be formed and constituted by experts and professionals invited by the Centre from relevant departments of the Company, and if necessary other experts of the respective sectors according to the specific content regarding the special products and services that need to be priced.

2)
The Team will commence information and data collection procedures, the required data and information include but not limit to: applicable rules and laws, industry standards, technology level, geological conditions, construction work standard and staff member allocation requirements etc.

3)
Upon finalization, the report for the professional fixed unit price will be circulated to the relevant department of Sinopec Group for review. Once the unit price is confirmed by Sinopec Group, the professional fixed unit price report will be published.

Based on the above, we have reviewed the operation manual and respective expert profile. Having discussed with the Company’s management, we note that the pricing principles with respect to the professional fixed unit price in relation to petroleum engineering services are solely applied to the purchase of special products and services by the Company from Sinopec Group, which is provided by Sinopec Oilfield Service Corporation (“Sinopec Oilfield Service”)(Stock Code: 1033 hk), a subsidiary of Sinopec Group. In relation to the professional fixed unit price, the Centre has set the gross profit margin of such transaction at 6%. The professional fixed unit price will be direct cost estimated by the Centre plus 6%. In assessing the fairness of the 6% margin of the above, we had made reference to the gross profit margin of Sinopec Oilfield Service Corporation. For the years ended 31 December 2013 and 2014, the gross profit margin was approximately 8.2% and 10.5% which are both higher than the aforesaid gross profit margin limit set by the Centre. Furthermore, the transaction amount between Sinopec Oilfield Service and the Company accounted for less than 5% of total purchases for the latest financial year. Based on the above, we concur with the view of the Company’s management that the basis of pricing in (iv) is formulated via systematic procedures, and is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The deposit services provided by Sinopec Finance shall be provided at prices determined in accordance with the relevant interest rate as promulgated by the People’s Bank of China. For deposit services provided by Sinopec Century Bright, prices are determined not less favourable to the Company than those provided by independent third parties.

Pursuant to the Mutual Supply Agreement, the Company receives financial services provided by Sinopec Finance, which is held as to 51% by Sinopec Group and 49% by the Company, and Sinopec Century Bright, a wholly owned subsidiary of Sinopec Group. The Mutual Supply Agreement was signed on 3 June 2000, and the financial services thereunder have been ongoing since then, business scope for such financial services include but not limited to settlement services, deposit services and loan services. Deposit services provided by Sinopec Finance to the Company pursuant under the Mutual Supply Agreement and terms in the Fourth Supplemental Agreement remain valid from 1 January 2016 to 31 December 2018.

We also noted that the interest rates of deposit services provided under the Mutual Supply Agreement, the Continuing Connected Transactions Third Supplemental Agreement and the Continuing Connected Transactions Fourth Supplemental Agreement are determined in accordance with the relevant interest rates published by PBOC for Sinopec Finance; and for Sinopec Century Bright, the interest rate is determined with reference to the market deposit interest rate in its offshore locations and its own cost of funding. The interest rates, fee rates and other terms offered by Sinopec Finance and Sinopec Century Bright are no less favorable than the interest rates, fee rates and other terms for the provision of funds and services for the same period offered by other independent commercial banks to the Company.

2.3	Procedures and Internal Control System for Pricing and Terms of the Continuing Connected Transactions

The Company has established a series of procedures and internal control measures in order to ensure that the pricing mechanism and terms of the transactions are fair and reasonable and no less favourable than the terms provided by any independent third party, so as to ensure that they serve the interest of the Company and its Shareholders as a whole. Such procedures and internal control measures mainly include:

1)	The transactions contemplated under the connected transactions agreements are conducted on a non-exclusive basis.

2)
As for the procurement and/or provision of products or services with Sinopec Group, according to the Company’s internal rules and regulations, if absent the government-prescribed price or government-guided price, the Company seeks to obtain information about market price through various channels, for examples, considering at least two comparable transactions with the independent third parties for the same period, transactions among independent third parties for the same period, conducting market price research through various independent industry information vendors (e.g., industry websites), and participating in activities organized by leading industry organisations. Market price information obtained through these channels above is provided to relevant departments and subsidiaries of Sinopec Corp. to assist in pricing of relevant continuing connected transactions. Such price is determined by the contracting parties (i.e., the subsidiaries of Sinopec Corp. on the one hand and the subsidiaries of China Petrochemical Corporation on the other hand) on normal commercial terms by reference of the information obtained as mentioned above . For products and services with agreed prices, the supplier provides a cost list and the purchaser conducts comparison with the comparable average cost of similar enterprises in the neighbouring areas or the cost of same type of products to determine the reasonable cost for ascertaining the price of connected transaction. As to the Company, such price is subject to the approval of the financial department of Sinopec Corp. The price of connected transactions once determined and signed, shall not be changed by one party voluntarily.

3)
For the provision of products or services by Sinopec Group to the Company, the Company will request suppliers, including Sinopec Group and other independent suppliers, to provide price quotations in respect of the requested services or products. Following the receipt of quotations, the Company compares and negotiates the terms of quotations with these suppliers, and determine the selection of suppliers by taking into account factors such as price quotations, quality of the products and services, particular needs of the transactional parties, technical advantages of the supplier, ability of the suppliers in meeting delivery schedules and to continuously provide products and services, and qualification and relevant experiences of the suppliers.

4)
The Company’s internal control and risk management departments conduct scheduled internal assessments on the internal control measures of the Company on an annual basis, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Further, the legal and contract management departments conduct prudent review of the connected transaction contracts, the departments implementing the relevant contracts monitor the transactional amounts in a timely manner.

5)
The Company implemented connected transactions in accordance with the internal control process, and reviews the accounting statements on connected transactions submitted by relevant subsidiaries on a monthly basis. Review and analysis are conducted on the connected transaction statements and price implementation on quarterly basis to prepare an analysis report on the implementation status of connected transactions and to recommend improvement measures for any issues identified.

6)
The Board reviews the implementation of the continuing connected transactions on an annual basis and reviews the financial report which consists of the implementation of the continuing connected transactions on a half-yearly basis on matters mainly include: whether the Company and relevant connected person performed the continuing connected transaction agreement during the relevant period; whether the actual transaction amount incurred within the annual caps as approved at the general meeting. The independent non-executive directors report to the Shareholders´ meeting on an annual basis on their performance of duties. Such report includes opinions on (i) whether the actual transaction amount incurred within the annual caps as approved at the general meeting; (ii) whether the continuing connected transactions are performed pursuant to the agreements; and (iii) whether the continuing connected transactions are fair and reasonable and in the interests of the Shareholders of Sinopec Corp. as a whole.

7)
The Supervisory Committee of the Company supervises the matters relating to the continuing connected transactions. It reviews the annual financial report and interim financial report which consist of the implementation of the continuing connected transactions on an annual basis. It also reviews the domestic and overseas compliance of the connected transactions, whether the prices are fair and reasonable and whether there is any acts which are detrimental to the interests of the Company and the Shareholders.

8)
The Audit Committee reviews the annual report, annual financial report, interim report and the interim financial report which consist of the implementation of the continuing connected transactions and opine on the connected transactions during the relevant periods on matters mainly include the fairness of the connected transactions and whether the actual transaction amount incurred are within the annual caps.

9)
The external auditor of the Company conducts interim and year-end audit for each financial year, issues his opinion and letter to the Board in relation to the implementation of the pricing policies and whether the actual connected transaction amount incurred is within the annual caps during the preceding year pursuant to the HK Listing Rules and submits the same to the Stock Exchange.

In order to assess the adequacy and appropriateness of the internal control procedures above, we have discussed with the management of the Company to understand the procedure, and reviewed sample contracts in relation to the application of the pricing principles. Based on the above, we concur with the view of the Company’s management that the Company has established sufficient internal control measures to ensure the pricing mechanism and terms of the transactions are fair and reasonable and no less favourable than the terms provided by any independent third party.

Based on the above, we concur with the view of the Company’s management that the basis of pricing of the amended Mutual Supply Agreement is fair and reasonable and in the interest of the Company and its Shareholders as a whole.

3.	Reasons and benefits for the amended Mutual Supply Agreement

The Major Continuing Connected Transactions are subject to the Proposed Annual Caps whereby for each of the three years ending 31 December 2016, 2017 and 2018. As mentioned in the Letter from the Board, the Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company and will continue to be agreed on an arm’s length basis with terms that are fair and reasonable and in the interest of the Company and the Shareholders as a whole. Given the Company has maintained long-term relationship with Sinopec Group, it is beneficial to the Company to continue to enter into the Major Continuing Connected Transactions as they have facilitated and will facilitate the operation and growth of the Company’s business. Also, the Major Continuing Connected Transactions will be conducted on normal commercial terms or on terms no less favorable than those available to the Company from independent third parties.

3.1	Reasons and benefits for non-financial transactions under the amended Mutual Supply Agreement

We note that there are specific technology and quality standard requirements exclusive to the oil industry, with a leading position in the oil industry, Sinopec Group is able to satisfy the Company’s needs for product quality and quantity as well as technological, quality and safety requirement during the course of project operation. Against the backdrop of changing industrial and market conditions, Sinopec Group can provide the Company stable supply of crude oil, refined oil products as well as natural gas by leveraging on scale advantages. Pursuant to relevant terms under the Mutual Supply Agreement, the Company is able to procure products and services from Sinopec Group at prices no more than the prices offered by independent third parties.

3.2	Reasons and benefits for financial transactions under the amended Mutual Supply Agreement

Clearing and settlement platform and centralized treasury management

In line with Sinopec Group’s internal group policy, relevant subsidiaries/affiliated companies generally maintain settlement accounts with Sinopec Finance and Sinopec Century Bright. The management of the Company advised that the centralized management of deposits with the Sinopec Finance and Sinopec Century Bright will facilitate clearance with other members of Sinopec Group (some of whom are the Company’s clients), reduce the time required for transit and turnaround of funds and is generally more administratively efficient than settlement through independent commercial banks. The management of the Company considers that it would not be efficient for Sinopec Group (and its affiliates) and the Company to separately maintain bank accounts with independent banks for clearance and settlement. In addition, the centralized deposits arrangement with the Sinopec Finance and Sinopec Century Bright will provide the Company a centralized fund facilities (both onshore and offshore), giving the Company the flexibility to make timely withdrawals from time to time without any restriction to meet its funding needs and reduce the cost for the Company to obtain third parties financing. The Company is also entitled to early terminate the term deposits (without penalty) placed with the Sinopec Finance and Sinopec Century Bright, in which case the current deposit interest rate will apply. In light of the above, the management of the Company considers that the utilization of deposit services from the Sinopec Finance and Sinopec Century Bright helps the Company to achieve a lower cost of funding and maximize operational efficiencies.

Familiarity with the Company’s business

As Sinopec Finance and Sinopec Century Bright only provide financial services to Sinopec Group and its members, they have over the years acquired extensive knowledge in oil and gas, refined and petrochemical and other sectors. Sinopec Finance and Sinopec Century Bright are familiar with the Company’s capital structure, business operations, funding needs and cash flow pattern, which enables them to better estimate the Company’s business needs. As a result, the management of the Company considers that Sinopec Finance and Sinopec Century Bright are well-positioned to provide the Company with cost efficient services which cannot be easily obtained from commercial banks.

More flexible financial arrangement

The Company has full autonomy on deposit withdrawal at Sinopec Finance and Sinopec Century Bright. At all time, the Company can deposit funds into independent commercial banks both on and off-shore without any restriction. As discussed with the management of the Company, currently part of the Company’s deposits are kept with independent commercial banks on and offshore, and such status is expected to be maintained in accordance with relevant contractual agreements and other needs. And the Company’s subscription for deposit services from Sinopec Finance and Sinopec Century Bright is aimed at facilitating more centralized cash management.

4.	Proposed Caps, Basis and Underlying Assumptions of Major Continuing Connected Transactions

In assessing the fairness and reasonableness of the proposed annual caps, we have discussed with the management of the Company about the basis and underlying assumptions used in the determination of the proposed annual caps.

4.1	Historical Annual Caps

The table below sets out (i) the historical transaction figures for the two years ended 31 December 2013 and 2014 as well as six month ended 30 June 2015; (ii) annual caps under the existing waiver for the years ended 31 December 2013 and 2014 and 2015.

As at year ended 31 December
		2013	2014	2015
(RMB billion)
Annual expenditures of the Company for the purchase of products and services (except financial services) from the Sinopec Group	Annual caps Historical transaction figures	216.6 141.8	227.9 117.1	257.2 34.41

Annual revenue generated by the Company for the sale of products and services (except provision of guarantee) to the Sinopec Group	Annual caps Historical transaction figures	165.8 93.7	172.4 98.5	179.2 35.11

The maximum daily amount of deposits (including accrued interests)	Annual caps Historical transaction figures	38.0 16.1	38.0 18.7	38.0 31.21

1.       Historical transaction figures for the six months ended 30 June 2015

Based on the Company’s audited financial statements for the year ended 31 December 2013 and 2014, utilization rates of annual caps for the Company’s purchase of products and services from Sinopec Group were approximately 65.5% and 51.4% of the annual caps, respectively; utilization rates of annual caps for the Company’s sale of products and services to Sinopec Group were approximately 56.5% and 57.1% respectively; utilization rate of annual caps for the deposit services and other financial services were approximately 42.4% and 49.2% respectively.

4.2	Annual expenditures of the Company for the purchase of products and services (except financial services) from the Sinopec Group

As discussed with the management of the Company, the proposed annual caps for the products and services purchased by the Company from Sinopec Group are determined with reference to:

a)	Past three years’ transactions conducted and transaction amounts in respect of products and services provided by Sinopec Group to the Company;

b)	The possible price fluctuation in raw materials, products and services (such as crude oil, natural gas, refined and petrochemical products) in the next three years;

c)
The estimated increase in the demand of products and services (in particular the increase in equity crude oil, engineering construction and utility services, etc.) from Sinopec Group as a result of business growth of the Company, deployment on new business development model and expected increase in purchase of crude oil commercial reserve purpose from the Sinopec Group.

The management of the Company is of the view that the proposed annual caps will be sufficiently enough to meet the Company’s future development needs.

We noted that the proposed annual caps for the years ending 31 December 2016, 2017 and 2018 (which are RMB217.0 billion, RMB234.4 billion and RMB252.9 billion respectively) represent a decrease of approximately 15.6%, 8.9% and 1.7% respectively when compared to the annual cap for 2015. The rising trend in the proposed annual caps for the next three years are based on the Company’s business plan to expand both domestically and internationally, including advancing in upper stream exploration and development, production developments on innovative coal chemical and high value added products and pushing forward R&Ds and upgrading on petrol stations; such business plan has rendered higher demand of the Company for raw material, engineering services and utility products. In recent years, Sinopec Group possesses even greater capacity in providing more and higher quality products and services to the Company through Sinopec Group’s acquisition on oversea equity crude oil resources.

Through discussion with the management of the Company, we understand that the Company operates an integrated business within oil industry, in which business performance is mostly affected by oil price level. In arriving at the proposed annual caps of the Major Continuing Connected Transactions for products and services to be purchased by the Company from Sinopec Group for the three years ending 31 December 2018, the Company has estimated the future crude oil prices based on past experience with reference to the historical crude oil prices fluctuations and expected future prices fluctuation. International crude oil price has been volatile for the past three years. According to the information provided by Bloomberg, the average international crude oil price was approximately USD 92.36 per barrel between January 2012 and July 2015. We note that the historical average international crude oil price was made reference in determining the proposed annual caps, and the Company is expecting the international crude oil price to rise in the future bouncing back to USD 100 per barrel in 2018; more specifically the international crude oil price is forecasted to be USD 70 per barrel, USD 80 per barrel and USD 100 per barrel in 2016, 2017 and 2018 respectively, which is within the historical price range.

According to the information obtained from Bloomberg, considering the average value on major crude oil indices, the average closing prices of crude oil from July 2012 to August 2015 ranged from approximately USD 40 per barrel to USD 120 per barrel. According to Bloomberg information, considering international crude oil price forecasts provided by a number of financial institutions from  January 2015 till present, average international crude oil price is expected to be USD 74.1 per barrel, USD 82.0 per barrel and USD 89.2 per barrel for 2016, 2017 and 2018 respectively. The Company’s forecast for 2016 and 2017 being USD 70 per barrel and USD 80 per barrel respectively is moderately lower than the above mentioned forecast; while the Company’s forecast for 2018 being USD 100 per barrel is higher in comparison. We have carried out relevant analysis based on oil price forecast provided by Bloomberg, summarizing the view of a number of financial institutions, the expected oil prices for 2018 range from USD 72.5 per barrel to USD 100 per barrel, the estimation of the crude oil price for 2018 being USD 100 per barrel by the Company is within such range and therefore within an acceptable zone. Given the oil prices have been volatile during January 2012 to August 2015, management of the Company cannot accurately predict the future oil price. As a result, the use of oil price at estimation high range (i.e. USD 100 per barrel) provides flexibility for the Company to capture more business opportunities when demand rises.

As discussed with the management of the Company, currently many new large-scale, capital-intensive oil supply projects are being scaled back or postponed in response to lower oil prices. Non-OPEC supply growth outside of the US, Canada and Brazil has been largely flat over the last few years. At the same time, reduced investment is also in some OPEC countries as well, such as Venezuela and Nigeria, because of fiscal deficit and social unrest. Taking a combined consideration, the net impact of lower oil prices today could be lower oil supply 2 to 3 year from now causing the total oil supply amount to be at low level. And there is usually a time lag between oil demand and oil supply; as a result, international crude oil supply is likely to be less than demand, causing a significant upwards pressure for the crude oil price after 2 to 3 years.

Taking into account the fluctuation of international crude oil prices and the average international crude oil prices estimated by several financial institutions, we consider that the Company’s basis of international crude oil price estimation for the future three year are acceptable.

Owing to the long-term co-operation relationship between the Company and Sinopec Group, and the reputation of Sinopec Group with vast scale and advantage in various aspects, the Company’s management is of the opinion that entering into such transactions on a continuing basis is essential to the Company’s business. It will be beneficial to the Company as the transactions will facilitate the business operation and growth of the Company. The transactions also reduce the unnecessary risks which might incur during the course of operation. We consider that the purchase of products and services, in particular the raw materials, the engineering and utility services (except financial services) of the Company from Sinopec Group are necessary and essential to the Company and are in the interests of the Company and its Shareholders as a whole.

Given that (i) the increase in the amount of crude oil provided by Sinopec Group due to its increased overseas developments; (ii) increase in equity crude oil; (iii) the volatility of the price of raw materials supplies and transportation costs; (iv) the dominant position of the Company in the PRC; and (v) the long-term relationship between the Company and Sinopec Group and the strategic importance of such transactions, we are of the view that the proposed annual caps are fair and reasonable so far as the interests of the Company and its Shareholders as a whole.

4.3	Annual revenue generated by the Company for the sale of products and services (except provision of guarantee) to Sinopec Group

As discussed with the management of the Company, the proposed annual caps for the products and services provided by the Company to Sinopec Group are determined with reference to:

a)	The transactions conducted and transaction amounts in respect of products and services provided by the Company to Sinopec Group over the previous 3 years.

b)
The expected growth in products and services supplied to the Sinopec Group as a result of business growth of the Company, as well as the expected increase in crude oil commercial reserves of Sinopec Group.

c)	The volatility of price of raw materials and products such as crude oil, natural gas, oil refinery and petrochemical products.

In arriving at the proposed annual Caps for products and services to be supplied by the Company to Sinopec Group for the three years ending 31 December 2018, the Company has estimated the future crude oil prices based on the experience with reference to the historical crude oil prices fluctuations and expected future prices fluctuation. We are given to understand that the Company expects the international crude oil prices to remain at a range of approximately USD 70 per barrel to USD 100 per barrel in the coming three years. Please refer to Section 4.2 for analysis on crude oil price forecast for further reference.

We note that the proposed annual caps for the years ending 31 December 2016, 2017 and 2018 (which are RMB 140.8 billion, RMB 151.6 billion and RMB 168.8 billion respectively) represent a decrease of approximately 21.4%, 15.4% and 5.8% respectively when compared to the annual caps for 2015.

In view of (i) the long-term co-operation relationship between the Company and Sinopec Group; (ii) the sales volume to Sinopec Group; and (iii) the fact that such transactions are in normal commercial terms, we concur with the view of the Company’s management entering into such transactions on a continuing basis with Sinopec Group will generate additional income to the Company, and hence, will be beneficial to the Company and is in the interest of the Company and its Shareholders as a whole.

Given increase in the amount of crude oil provided by the Company to Sinopec Group and the impact upon crude oil price brought by future oil demand-supply relation, we concur with the view of the Company’s management; the proposed annual caps are fair and reasonable so far as the interests of the Company and its Shareholders as a whole.

4.4	The maximum daily amount of deposit (including accrued interests)

As discussed with the Company’s management, the proposed annual caps are arrived at after considering, among others, (i) the historical amounts of the transactions in relation to financial service provided; (ii) the expected business volume of the Company; (iii) the expected net cash inflow from the Company’s operations; and (iv) deposit services and other financial services and related interest and commission fees.

Taking into account of the above utilization rates and the Company’s strategy to maintain its industry leading position in the PRC and actively expand its business overseas, the Company’s management considers the proposed annual caps need to be increased moderately as compared with the Existing Caps of 2015 in order to match with the expected increase in the Company’s business volume.

In addition, as advised by the Company’s management, based on the Company’s business plan to expand both domestically and internationally, including advancing in upper stream exploration and development, production developments on innovative coal chemical and high value added products and pushing forward R&Ds and upgrading on petrol stations; such business plan has rendered growth in realizable income and hence greater net cash generated from various operating activities. It is expected that connected deposit amounts in connection with deposit and other finance services will increase from 2016 to 2018 accordingly.

We note that the proposed annual caps for the years ending 31 December 2016, 2017 and 2018 (which are RMB 48 billion across the years) represent an increase of approximately 26.32% when compared to the Existing Caps for 2015.

In assessing the reasonableness of the proposed annual caps, apart from discussion with the management of the Company, we have reviewed the breakdown of the historical transaction amounts of each type of financial services provided to the Company and financial information disclosed in the Company’s annual report for the past three years. We also discussed with the management of the Company on the basis and assumptions and are given to understand that the proposed annual caps are closely related to the scale of its operations and operating cash flow in the next three years. In view of the fact that (i) the Company’s business volume is expected to grow steadily with net cash inflow from its operations; and (ii) the increase in the Proposed Annual Caps will allow greater flexibility in asset allocations of the Company, we concur with the Company’s management that the Proposed Annual Caps are fair and reasonable.

II.	Non-Major Continuing Connected Transactions

1.	Land Use Rights Leasing Agreement

Sinopec Group and the Company entered into the Land Use Rights Leasing Agreement on 3 June 2000, the Land Use Rights Leasing Agreement Amendment Memo on 22 August 2008, the Land Use Rights Leasing Agreement Second Amendment Memo on 21 August 2009, the Land Use Rights  Leasing Agreement Third Amendment Memo on 24 August 2012, pursuant to which, members of the Sinopec Group agreed to lease to the Company certain parcels of land with an area of approximately 417,800,000 square meters. The land leased will mainly be used for main production facilities, ancillary production facilities and certain petrol stations operated by the Company

The parcels of land leased can be divided into the following two types:

(i)	Authorized land for operation; and

(ii)	Assigned land.

The rent payable under the Land Use Rights Leasing Agreement is based on factors including the area of the land involved, their locations and the remaining terms of the use. According to the Land Use Rights Leasing Agreement, the rent may be reviewed every three years commencing from 2000 and any such revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer.

Regarding authorized land for operation owned by members of the Sinopec Group, land for industrial use are leased to the Company for a term of 50 years and land for commercial use for a term of 40 years. Regarding land over which members of the Sinopec Group have been granted land use rights with consideration, they are leased for a term up to the date of expiry of the respective land use rights certificates. The term of the lease in each case commenced from 1 January 2000. The Company may require members of the Sinopec Group to renew the term of the lease by giving them notice twelve months before the expiry of the lease. Members of the Sinopec Group shall, upon receipt of the said notice and before the expiration of the term of the lease, make best efforts to obtain all the government approvals and complete all the procedures with relevant governmental authorities required for the renewal of the lease.

The Land Use Rights Leasing Agreement will continue to be effective regardless whether the relevant annual caps for the transactions contemplated thereunder are approved by the Company’s Independent Shareholders. However, if the relevant annual caps are voted down by the Independent Shareholder at the general meetings, the Company would not be able to conduct the transactions contemplated under the Land Use Rights Leasing Agreement to the extent that such amount will be subject to shareholders’ approval under the SH Listing Rules and/or the HK Listing Rules.

We have assessed the duration of lease term for 40 to 50 years, whether it is normal business practice that has commercial justification and whether it is necessary for the Company to pursue its long term business development based on the following factors:

(a)
We have discussed with the Company’s management on the rationale for the duration of the Land Use Rights Leasing and we are given to understand that the relevant land leases are of material significance to the Company’s operation. Therefore having entered into the long lease term is to the benefit of the Company and would minimize any potential disruption to the Company’s business operations arising from the expiry of a short lease term;

(b)
We believe that the certain assets of the Company are located on the land leased from Sinopec Group, and the continued operation of such assets would depend on the Company’s ability to continue to lease the relevant land;

(c)
According to the Land Use Rights Leasing Agreement, the revised rent shall be determined with reference to local market price and shall not be higher than the average prevailing market rent as confirmed by an independent valuer; and

(d)	According to the Land Use Rights Leasing Agreement, the Company may, by giving six months’ written notice, terminate the lease of all or part of the leased lands.

We carried out researches from publicly available information source on other land use rights leases, we are of the view that from commercial aspects, Land Use Rights Leasing Agreement and the Land Use Rights Leasing Agreement Amendment Memo with such duration is necessary for the Company’s long term development. Hence we concur with the Company’s management that entering into the Land Use Rights Leasing Agreement and the Land Use Rights Leasing Agreement Amendment Memo for a period exceeding three years is of normal business practice.

2.	SPI Fund Document

According to the Letter from the Board, with the approval of the Ministry of Finance, Sinopec Group has established the SPI Fund which currently provides insurance cover on a consolidated basis on certain assets used in the operations of the Company, effective on 1 January 1997.

Under the SPI Fund Document, the Company is required to pay twice a year an insurance premium amounting to a maximum 0.2% (a statutory requirement by the PRC Government) of the historical value of the fixed assets and the average month-end inventory value of the Company of the previous six months.

After the receipt by Sinopec Group of the premium from the Company, Sinopec Group will refund 20% of the paid premium to the Company, if the Company pays the semi-annual premium on time according to the SPI Fund Document (“Refund”). The Refund would equal to 17% of the paid premium if the Company fails to pay the semi-annual premium on time. The Refund shall be used by the Company in dealing with accidents and potential risks and safety measures, in safety education and training, in preventing major accidents and potential risks, and awards to units and individuals who have made a significant contribution to safety production.

The establishment of the SPI Fund was approved by the State Council and the SPI Fund Document was issued by Ministry of Finance. The SPI Fund document is continued to be effective unless otherwise indicated by the State Council or Ministry of Finance. Any amendment or execution of supplemental agreement to the SPI Fund Document must be approved by the Ministry of Finance. It is impracticable to request the Ministry of Finance to renew the SPI Fund Document every three years in accordance with the requirement of the Listing Rules. As such, we are of the view that it is normal business practice for the SPI Fund Document with a term exceeding three years.

3.	Properties Leasing Agreement

On 3 June 2000, Sinopec Group and the Company entered into the Properties Leasing Agreement of which term commenced on 1 January 2000. Properties leased are mainly used for ancillary production facilities, office premises and petrol stations operated by the Company. Under the agreement, members of the Sinopec Group have agreed to lease to the Company certain properties with aggregate gross floor area of approximately 2,600,000 square meters. The rent as listed in properties Leasing Agreement is determined by house floorage, location, utility, and so on. The rent may be reviewed once a year and any revised rent shall not be higher than the prevailing market rent. Property taxes and land use fees in relation to the properties shall be borne by Sinopec Group.

According to Properties Leasing Agreement, if Sinopec Group intends to sell the properties leased to the Company to a third party, the Company shall have the preemptive right to purchase the properties with the same terms and conditions.

The properties are leased for a term of 20 years commencing from 1 January 2000.

We are of the opinion that it is fair and reasonable and is normal business practice for Properties Leasing Agreement with a leasing term of 20 years, based on the following reasons:

(a)	we believe the long lease term is to the benefit of the Company and would help to minimize any potential disruption to the Company’s business operations arising from the expiry of a short lease term;

(b)
as we are aware that certain assets of the Company are located on the buildings leased from Sinopec Group, and the continued operation of such assets would depend on the Company’s ability to continue to lease the relevant buildings;

(c)	based on the Properties Leasing Agreement, the rent will be reviewed once a year and any such revised rent shall not be higher than the prevailing market rent; and

(d)	according to the Properties Leasing Agreement, the Company may, by giving six months’ written notice, terminate the lease of all or part of the leased properties.

III.	Annual review of the Continuing Connected Transactions

As discussed with the Company, the Company will comply with the annual review requirements of the Hong Kong Listing Rules, in particular:

(a)	each year the independent non-executive Directors must review the Continuing Connected Transactions and confirm in the annual report that the transactions have been entered into:

(1)	in ordinary and usual course of business of the Company;

(2)
either on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favorable to the Company than terms available to or from (as appropriate) independent third parties; and

(3)	in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

(b)
each year the auditors of the Company must provide a letter to the Board (with a copy provided to the Hong Kong Stock Exchange at least 10 business days prior to the bulk printing of the Company’s annual report), confirming that the Continuing Connected Transactions:

(1)	have received the approval of the Board;

(2)	are in accordance with the pricing policies of the Group;

(3)	have been entered into in accordance with the relevant agreement governing the Continuing Connected Transactions; and

(4)	have not exceeded the Proposed Annual Caps.

(c)
the Company shall allow, and shall procure that the relevant counterparties to the Continuing Connected Transactions shall allow, the Company’s auditors to have sufficient access to their records for the purpose of the reporting on the Continuing Connected Transactions as set out in paragraph (b); and

(d)
the Company shall promptly notify the Hong Kong Stock Exchange and publish an announcement in accordance with the Hong Kong Listing Rules if it knows or has reason to believe that the independent non-executive Directors and/or the auditors of the Company will not be able to confirm the matters set out in paragraphs (a) and/or (b) respectively.

In light of the above, we are of the view that appropriate measures are in place to govern the conduct of the Continuing Connected Transactions and assist in safeguarding the interests of the Independent Shareholders.

RECOMMEDATIONS

Having taking into account the above principal factors, we consider that: (i) the entering of the Major Continuing Connected Transactions is in the ordinary and usual course of business of the Company and on normal commercial terms; (ii) the Proposed Annual Caps of the Major Continuing Connected Transactions are reasonably determined; (iii) the terms of the Major Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned; (iv) the entering of the Major Continuing Connected Transactions is in the interest of the Company and the Independent Shareholders as a whole.

Therefore, we advise the Independent Board Committee to recommend, and we ourselves recommend the Independent Shareholders to vote in favor of the relevant resolution to approve the Major Continuing Connected Transactions and the Proposed Annual Caps contemplated thereunder to be proposed at the EGM.

Yours faithfully, For and on behalf of ABCI Capital Limited Managing Director Steve Wong

Mr. Steve Wong is a licensed person registered with the Securities and Futures Commission and as a responsible officer of ABCI Capital Limited to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO. Mr. Steve Wong has over 18 years of experience in the corporate finance industry, and has participated in the provision of independent financial advisory services for various connected transactions involving companies listed in Hong Kong.

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This document, for which the directors of the issuer collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the issuer. The directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

2.	DISCLOSURE OF INTERESTS

As of the Latest Practicable Date:

(i)
apart from the vice president of Sinopec Corp. Ling Yiqun, who has 10,000 A shares of Sinopec Corp., none of the Directors, supervisors or senior management of Sinopec Corp. had any interest in any shares of Sinopec Corp.;

(ii)
none of the Directors, supervisors and senior management of Sinopec Corp. had any interests or short positions in the shares, underlying shares of Sinopec Corp. or any associated corporations (as defined in Part XV of the SFO) which was recorded in the register required to be kept under section 352 of the SFO or otherwise notified to Sinopec Corp. and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies;

(iii)
none of the Directors was materially interested in any contract or arrangement entered into by any member of the Company and which was significant in relation to the business of the Company taken as a whole;

(iv)
none of the Directors or any professional advisers named in paragraph 9 of this Appendix had any direct or indirect interest in any assets which have been, since 31 December 2014, acquired or disposed of by or leased to any member of the Company, or are proposed to be acquired or disposed of by or leased to any member of the Company; and

(v)
the Directors are not aware that any Director had, as at the Latest Practicable Date, any interest in any business which competes or is likely to compete, either directly or indirectly, with the business of the Company which would require disclosure under the HK Listing Rules.

3.	SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, save as China Petrochemical Corporation and disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholders	Type of Shares	Capacity	Number of Shares	Percentage (%) of the total number of that class in issue	Percentage (%) of the total share capital

JPMorgan Chase & Co.	H Share	Beneficial owner	717,517,817 (L)	2.81 (L)	0.59
			310,108,377 (S)	1.22 (S)	0.26
		Investment Manager	370,144,100 (L)	1.45 (L)	0.31
		Trustee (other than a bare trustee)	16,600 (L)	0.00 (L)	0.00
		Custodian corporation/Approved lending agent	1,375,606,223 (L)	5.39 (L)	1.14
Blackrock, Inc.	H Share	Interests of corporation controlled by the substantial shareholder	1,825,428,39 (L) 14,043,700 (S)	7.15 (L) 0.06 (S)	1.51 0.01
Schroders Plc	H Share	Investment manager	1,275,857,318 (L)	5.00 (L)	1.05

Note: (L): Long position, (S): Short position

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director is a director or employee of a company which has an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

(i)	Mr. Wang Yupu is the Chairman of China Petrochemical Corporation;

(ii)	Mr. Li Chunguang is the Vice President of China Petrochemical Corporation;

(iii)	Mr. Zhang Jianhua is the Chairman of Sinopec Engineering (Group) Co.,Ltd, a subsidiary of China Petrochemical Corporation;

(iv)	Mr.Zhang Haichao is the Vice President of China Petrochemical Corporation;

(v)	Mr. Jiao Fangzheng is the Vice President of China Petrochemical Corporation and the Chairman of Sinopec Oilfield Service Corporation, a subsidiary of China Petrochemical Corporation.

4.	LITIGATION

No member of the Company is engaged in any litigation or arbitration of material importance and there is no litigation or claim of material importance known to the Directors to be pending or threatened by or against any member of the Company.

5.	SERVICE CONTRACTS

None of the Directors had entered into any service contract with Sinopec Corp. or any member of the Company (excluding contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation)).

6.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the articles of association of Sinopec Corp., a general voting shall be made at the shareholders meeting by a show of hands. However, (i) chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of Sinopec Corp. shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

Issues concerning election of the chairman or suspension of a general meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the general meeting.

7.	MATERIAL ADVERSE CHANGE

The Directors are not aware of any material adverse change in the financial or trading position of the Company since 30 June 2015, being the date of the latest published audited financial statements of Sinopec Corp.

8.	CONSENTS

ABCI has given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their reports and letters (if any), as the case may be, and references to their names in the form and context in which they respectively appear.

As at the Latest Practicable Date, except disclosure made in relation to the interests held by the associates of ABCI on page 33 in this circular, ABCI did not have any shareholding in any member of the Company and it did not have any right, whether legally enforceable or not, to subscribe for or nominate persons to subscribe for securities of any member of the Company.

9.	QUALIFICATIONS OF EXPERTS

The following are the qualifications of the professional advisers who have given opinions or advice contained in this circular:

Names	Qualifications
ABCI Capital Limited	a corporation licensed under the Securities and Futures Ordinance to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance)

10.	MISCELLANEOUS

(a)      The Company Secretary is Mr. Huang Wensheng.

(b)      The registered office and head office of Sinopec Corp. is 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, The People’s Republic of China.

(c)       In the event of inconsistency, the English language text of this circular shall prevail over the Chinese language text.

11.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of Sinopec Corp. at 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC during normal business hours on any business day from the date of this circular until 22 September 2015:

1.	The Mutual Supply Agreement

2.	The Land Use Rights Leasing Agreement

3.	The Land Use Rights Leasing (Additional) Agreement

4.	The Land Use Rights Leasing Agreement Amendment Memo

5.	The Land Use Rights Leasing Agreement Second Amendment Memo

6.	The Land Use Rights Leasing Agreement Third Amendment Memo

7.	The Cultural, Educational, Hygiene and Community Services Agreement

8.	The SPI Fund Document

9.	The Properties Leasing Agreement

10.	The Continuing Connected Transactions Second Supplemental Agreement

11.	The Continuing Connected Transactions Third Supplemental Agreement

12.	The Continuing Connected Transactions Fourth Supplemental Agreement

13.	The letter from ABCI to the Independent Board Committee and the Independent Shareholders dated 7 September 2015

14.	The letter from the Independent Board Committee to the Independent Shareholders dated 7 September 2015

NOTICE OF EXTRAORDINARY GENERAL MEETING

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING
FOR THE YEAR 2015

NOTICE IS HEREBY GIVEN that the first extraordinary general meeting (“Extraordinary General Meeting”) of China Petroleum & Chemical Corporation (“Sinopec Corp.”) for the year 2015 will be held at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing on Friday, 23 October at 9 a.m. for the following matters:

By way of ordinary resolution:

1.	To consider and approve the following resolution:

“THAT, the resolution in relation to the Major Continuing Connected Transactions and Non-Major Continuing Connected Transactions (and relevant authorizations) be and is hereby approved, in particular:

(a)
the Renewal of Major Continuing Connected Transactions (including the relevant proposed caps) and the Non-Major Continuing Connected Transactions (including the relevant proposed caps) for the three years ending 31 December 2018 be and are hereby approved;

(b)	the Continuing Connected Transactions Fourth Supplemental Agreement entered into between Sinopec Corp. and China Petrochemical Corporation be and is hereby approved, ratified and confirmed;

(c)
the President of Sinopec Corp., be and is hereby authorized to sign or execute such other documents or supplemental agreements or deeds on behalf of Sinopec Corp. and to take all such actions pursuant to the relevant board resolution(s) as necessary or desirable.”

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, PRC
7 September 2015

Notes:

Attendee of Extraordinary General Meeting

1.	Eligibility for attending the Extraordinary General Meeting

Holders of domestic shares (A Shares) of Sinopec Corp. whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares of Sinopec Corp. whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 22 September 2015 are eligible to attend the Extraordinary General Meeting. Due to the arrangement in connection with distribution of Sinopec Corp.’s interim dividend, holders of H Shares of Sinopec Corp. who wish to attend the Extraordinary General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address: Shops 1712 -1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Tuesday, 15 September 2015.

2.	Proxy

(a)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of Sinopec Corp.

(b)
A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer, the power of attorney authorising that attorney to sign or the authorisation document(s) must be notarised.

(c)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of Sinopec Corp. In the case of holders of domestic shares, the address is that Sinopec Corp. Board Secretariat, 22 Chaoyangmen North Street, Chaoyang District, Beijing 100728, the People’s Republic of China (Tel: (+86)10 5996 0028), and in the case of holder of H Shares, the address is that Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding the Extraordinary General Meeting.

(d)	A shareholder or his proxy may exercise the right to vote by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(a)
A shareholder or his proxy shall produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by presenting a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(b)
Holders of H Shares and domestic shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to Sinopec Corp. on or before Friday, 2 October 2015.

(c)	Shareholder may send the above reply slip to Sinopec Corp. in person, by post or by fax.

(d)
Closure of Register of Members. For the purpose of the Extraordinary General Meeting, the Share register of members of Sinopec Corp. will be closed from Wednesday, 23 September 2015 to Thursday, 22 October 2015 (both days inclusive). Due to the arrangement in connection with distribution of Sinopec Corp.’s interim dividend, the H Share register of members of Sinopec Corp. will be closed from Wednesday, 16 September 2015 to Tuesday, 22 September 2015 (both days inclusive). For details, please refer to the 2015 interim report of Sinopec Corp.

4.	Resolution for independent shareholders’ approval

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the

Share Listing Rules of Shanghai Stock Exchange, the ordinary resolution of the Extraordinary General Meeting is subject to the independent shareholders´ approval. China Petrochemical Corporation and its associates will abstain from voting on the ordinary resolution at the Extraordinary General Meeting.

5.	Miscellaneous

(a)	The Extraordinary General Meeting will not last for more than one working day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(b)	The address of the Share Registrar for A Shares of Sinopec Corp.: China Securities Depository & Clearing Corporation Limited Shanghai Branch is at 166 Lujiazuidong Road, Pudong District, Shanghai.

(c)	The address of the Share Registrar of H Shares of Sinopec Corp.: Hong Kong Registrars Limited is at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen´s Road East, Wan Chai, Hong Kong.

(d)	The registered address of Sinopec Corp. is:

22 Chaoyangmen North Street
Chaoyang District, Beijing
Post Code: 100728
The People’s Republic of China
Telephone No.: +86(10) 59960028
Facsimile No.: +86(10) 59960386

As of the date of this notice, directors of Sinopec Corp. are: Wang Yupu*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Zhang Haichao#, Jiao Fangzheng#, Jiang Xiaoming+, Andrew Y. Yan+, Tang Min+ and Fan Gang+.

#	Executive Director
*	Non-executive Director
+	Independent Non-executive Director